Filed by IBERIABANK Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Florida Gulf Bancorp, Inc.

Commission File No: 000-25756

FOR IMMEDIATE RELEASE

April 18, 2012

Contact:

Daryl G. Byrd, President and CEO (337) 521-4003

John R. Davis, Senior Executive Vice President (337) 521-4005

IBERIABANK Corporation Reports First Quarter Results

LAFAYETTE, LOUISIANA — IBERIABANK Corporation (NASDAQ: IBKC), holding company of the 125-year-old IBERIABANK (www.iberiabank.com), reported operating results for the first quarter ended March 31, 2012. For the quarter, the Company reported income available to common shareholders of $19 million and fully diluted earnings per share (“EPS”) of $0.66. The Company incurred pre-tax acquisition and conversion costs associated with the acquisitions of OMNI BANCSHARES, Inc. (“OMNI”) and Cameron Bancshares, Inc. (“Cameron”) in the first quarter of 2012 equal to less than $1 million, or $0.02 per share on an after-tax basis. Excluding the acquisition and conversion costs, EPS in the first quarter of 2012 was $0.67 per share. The average analyst estimate for EPS for the first quarter of 2012 as reported in First Call was $0.67 per share.

Daryl G. Byrd, President and Chief Executive Officer commented, “We are extremely pleased with our continued loan and core deposit growth across our geographic footprint. The high-quality market share growth will be of significant benefit to our shareholders once interest rates return to historically normalized levels. Our asset quality and capital measures remain exceptional compared to peers and the banking industry in general, and position us well for client acquisition opportunities in the future.”

Byrd continued, “On March 19, 2012, we announced our agreement to acquire Florida Gulf Bancorp, Inc. of Fort Myers, Florida, in a stock-for-stock exchange. We are excited about the opportunity to join forces in Lee County, Florida. We expect to consummate the transaction in the third quarter of 2012, subject to customary closing conditions, including receipt of required regulatory approvals and the approval of Florida Gulf’s shareholders.”

Highlights for the First Quarter of 2012 and March 31, 2012:

•	Loan growth of $163 million, or 3%, between quarter-ends (11% annualized rate), excluding loans, OREO, and other assets covered under FDIC loss share agreements (“Covered Assets”).

•	Core deposit growth (excluding time deposits) of $334 million, or 5% (20% annualized growth), compared to December 31, 2011.

•

Continued asset quality strength; Nonperforming assets (“NPAs”), excluding Covered Assets and impaired loans marked to fair value that were acquired in the OMNI and Cameron acquisitions, equated to 0.83% of total assets at March 31, 2012, compared to 0.87% at December 31, 2011. On that basis, loans past due 30 days or more declined $3 million, or 4%, during the first quarter of 2012, to 1.28% of total loans.

•

For the first quarter of 2012, net charge-offs excluding Covered Assets and acquired impaired loans were $1 million, or 0.09% of average loans, compared to $5 million, or 0.31% of average loans, in the fourth quarter of 2011.

•	Capital ratios remained strong; At March 31, 2012, the Company’s tangible common equity ratio was 9.64%, tier 1 leverage ratio was 10.51%, and total risk based capital ratio was 16.10%.

•

During the first quarter of 2012, the Company wrote-down other real estate owned (“OREO”) associated with FDIC-assisted acquisitions by approximately $2 million on a pre-tax basis, or $0.03 per share on an after-tax basis. During that period, the Company realized $3 million in pre-tax gains on the sale of investment securities, or $0.06 per share on an after-tax basis.

Balance Sheet Summary

Since December 31, 2011, total assets increased $33 million, or less than 1%, to $11.8 billion at March 31, 2012. Over this period, total loans increased $90 million, or 1%; investment securities increased $3 million, or less than 1%; and total deposits increased $172 million, or 2%. Total shareholders’ equity increased $13 million, or 1%, since December 31, 2011, to $1.5 billion at March 31, 2012.

Investments

Total investment securities increased $3 million during the first quarter of 2012, or less than 1%, to $2.0 billion at March 31, 2012. As a percentage of total assets, the investment portfolio held constant at 17% at March 31, 2012, compared to year-end 2011. The investment portfolio had a modified duration of 3.1 years at March 31, 2012, compared to 2.8 years at December 31, 2011. The unrealized gain in the investment portfolio decreased from $46 million at December 31, 2011, to $42 million at March 31, 2012. Based on projected prepayment speeds and other assumptions, at March 31, 2012, the portfolio was expected to generate approximately $419 million in cash flows, or about 21% of the portfolio, over the next nine months. The average yield on investment securities declined six basis points on a linked quarter basis, to 2.51% in the first quarter of 2012. The Company holds in its investment portfolio primarily government agency and municipal securities. Municipal securities comprised only 11% of the total investment portfolio at March 31, 2012. The Company holds no sovereign debt or foreign derivative exposure and has an immaterial exposure to accelerated bond premium amortization.

Loans

In the first quarter of 2012, total loans increased $90 million, or 1%. The loan portfolio associated with the FDIC-assisted acquisitions decreased $73 million, or 5%, compared to December 31, 2011. Excluding loans associated with the FDIC-assisted transactions, total loans increased $163 million, or 3%, over that period (11% annualized rate). On that basis, commercial and business banking loans grew $97 million, or 2% (9% annualized rate), and consumer loans increased $65 million, or 5% (20% annualized rate), while mortgage loans increased $1 million, or less than 1%, over that period. Between the times at which the acquisitions were completed and March 31, 2012, loans acquired in FDIC-assisted acquisitions decreased by approximately $632 million, or 33%.

Of the $7.5 billion total loan portfolio at March 31, 2012, $1.3 billion (net of discounts), or 17% of total loans, were Covered Assets, which provide considerable protection against credit risk. In addition, all of the impaired loans from OMNI and Cameron at the time of acquisition were marked to estimated fair values.

Period-End Loan Volumes ($ in Millions)

	3/31/11	6/30/11	9/30/11	12/31/11	3/31/12
Commercial	$3,255	$4,230	$4,254	$4,504	$4,601
Consumer	1,003	1,218	1,233	1,288	1,353
Mortgage	344	235	305	262	263

Non-FDIC Loans	$4,602	$5,683	$5,792	$6,054	$6,217
Covered Assets	$1,520	$1,463	$1,378	$1,334	$1,261

Total Loans	$6,122	$7,146	$7,170	$7,388	$7,478
Non-FDIC Growth	3%	25%	2%	5%	3%

On a linked quarter basis, the yield on average total loans (non-FDIC loans and FDIC covered loans, net of the FDIC indemnification asset) decreased 15 basis points to 4.87%. The decrease in this yield was the result of a 13-basis point decline in the yield on the non-covered loans, and 19-basis point decline in the FDIC net covered loan yield portfolio.

Non-Covered and Net Covered Loan Portfolio Volumes And Yields ($ in Millions)

	1Q 2011		2Q 2011		3Q 2011		4Q 2011		1Q 2012
	Avg Bal	Yield	Avg Bal	Yield	Avg Bal	Yield	Avg Bal	Yield	Avg Bal	Yield
Non Covered Loans	$4,506	4.89%	$5,004	4.92%	$5,743	4.99%	$5,874	4.91%	$6,088	4.78%

FDIC Covered Loans	$1,546	14.20%	$1,490	10.89%	$1,422	7.82%	$1,351	16.14%	$1,293	15.97%
FDIC Indemnification Asset	709	-12.37%	666	-10.88%	627	-1.63%	593	-19.31%	574	-19.26%

Net Covered Loans	$2,254	5.74%	$2,156	4.08%	$2,048	4.93%	$1,944	5.33%	$1,867	5.14%

For the second quarter of 2012, the Company projects the prospective yield on the net covered loan portfolio to approximate 5.05% and projects the average balance of the net covered loan portfolio to decline approximately $75 million, based on current FDIC loss share accounting assumptions and estimates.

Commercial real estate loans totaled $3.3 billion at March 31, 2012, of which approximately $0.7 billion, or 21%, were Covered Assets.

At March 31, 2012, approximately 18% of the Company’s direct consumer loan portfolio (net of discounts) consisted of Covered Assets and impaired loans marked to fair value. The remaining legacy consumer portfolio maintained favorable asset quality. The average credit score of a legacy consumer loan portfolio borrower was 721, and consumer loans past due 30 days or more were 0.48% of total consumer loans at March 31, 2012 (compared to 0.88% at December 31, 2011). At March 31, 2012, legacy home equity loans totaled $526 million, with 0.68% past due 30 days or more (1.11% at December 31, 2011). Legacy home equity lines of credit totaled $365 million, with 0.24% past due 30 days or more (0.44% at December 31, 2011). The Company reported annualized net recoveries in this portfolio equal to 0.06% of total consumer loans in the first quarter of 2012 (compared to annualized net charge-offs equal to 0.03% of average loans in the fourth quarter of 2011). The weighted average loan-to-value at origination for this portfolio over the last three years was 67%.

The indirect automobile loan portfolio totaled $288 million at March 31, 2012, up $26 million, or 10%, compared to this portfolio at December 31, 2011. At March 31, 2012, this portfolio equated to 4% of total loans and had 0.63% in loans past due 30 days or more (including nonaccruing loans), compared to 1.08% at December 31, 2011. Annualized net charge-offs in the indirect loan portfolio equated to approximately 0.09% of average loans in the first quarter of 2012, compared to 0.38% in the fourth quarter of 2011. Approximately 76% of the indirect automobile portfolio was loans to borrowers in the Acadiana region of Louisiana, which currently experiences a relatively favorable unemployment rate (5.2% in February 2012, the 17th lowest unemployment rate of 372 MSAs in the United States).

Asset Quality

The Company’s credit quality statistics are significantly affected by the FDIC-assisted acquisitions. However, the loss share arrangements with the FDIC are expected to provide substantial protection against losses on those Covered Assets. Under loss share agreements in connection with the FDIC-assisted acquisitions, the FDIC will cover 80% of the losses on the disposition of loans and OREO up to $1.2 billion, or $965 million (the Company covered the remaining $241 million at acquisition). In addition, the FDIC will cover 95% of losses that exceed a $970 million threshold level. The Company received an aggregate discount of approximately $515 million on the purchase of assets in the transactions.

The majority of assets acquired in the four FDIC-assisted transactions completed in 2009 and 2010 are Covered Assets. Total NPAs at March 31, 2012, were $812 million, down $62 million, or 7%, compared to December 31, 2011. Excluding $729 million in NPAs which were Covered Assets or acquired impaired loans marked to fair value, NPAs at March 31, 2012 were $82 million, down $3 million, or 4%, compared to December 31, 2011. On that basis, NPAs were 0.83% of total assets at March 31, 2012, compared to 0.87% of assets at December 31, 2011 and 1.01% one year ago.

Summary Asset Quality Statistics

($ thousands)	IBERIABANK Corp.
	1Q11*	2Q11**	3Q11**	4Q11**	1Q12**
Nonaccruals	$60,034	$56,434	$70,833	$60,303	$61,160
OREO & Foreclosed	17,056	18,461	12,301	21,382	17,740
90+ Days Past Due	454	2,191	1,149	3,580	3,338

Nonperforming Assets	$77,544	$77,085	$84,283	$85,265	$82,238

NPAs/Assets	1.01%	0.84%	0.89%	0.87%	0.83%
NPAs/(Loans + OREO)	1.68%	1.36%	1.47%	1.41%	1.33%
LLR/Loans	1.45%	1.28%	1.34%	1.24%	1.21%
Net Charge-Offs/Loans	-0.06%	0.13%	0.12%	0.31%	0.09%

*	Excludes the impact of all FDIC-assisted acquisitions
**	Excludes the impact of all FDIC-assisted acquisitions and acquired impaired loans from OMNI and Cameron

Excluding the FDIC-assisted transactions and impaired loans acquired at fair value, loans past due 30 days or more (including nonaccruing loans) decreased $3 million, or 4%, and represented 1.28% of total loans at March 31, 2012, compared to 1.37% of total loans at December 31, 2011. On that basis, loans past due 30-89 days at March 31, 2012 totaled $15 million, or 0.25% of total loans (compared to 0.32% of total loans at December 31, 2011), and troubled debt restructurings at March 31, 2012, totaled $27 million, or 0.44% of total loans (compared to 0.40% of loans at December 31, 2011). Substantially all of the troubled debt restructurings were included in the NPAs at March 31, 2012. The Company reported classified assets excluding Covered Assets totaling $194 million at March 31, 2012, or 1.65% of total assets (compared to $206 million and 1.75% of total assets at December 31, 2011).

Loans Past Due

Loans Past Due 30 Days Or More And Nonaccruing Loans As % Of Loans Outstanding

	3/31/11	6/30/11	9/30/11	12/31/11	3/31/12
Consolidated (Ex-FDIC Covered Assets and SOP 03-3)
30+ days past due	0.35%	0.41%	0.46%	0.38%	0.30%
Non-accrual	1.30%	0.99%	1.22%	0.99%	0.98%

Total Past Due	1.65%	1.40%	1.68%	1.37%	1.28%

Consolidated (With FDIC Covered Assets)
30+ days past due	2.04%	1.41%	1.28%	1.46%	0.54%
Non-accrual	11.89%	10.17%	10.36%	9.11%	8.55%

Total Past Due	13.93%	11.58%	11.64%	10.57%	9.09%

The Company reported net charge-offs of $2 million in the first quarter of 2012, compared to $5 million on a linked quarter basis. The ratio of net charge-offs to average loans was 0.09% in the first quarter of 2012 (0.09% excluding Covered Assets and impaired loans acquired at fair value), compared to 0.29% in the fourth quarter of

2011. The Company recorded a $3 million loan loss provision in the first quarter of 2012, down $1 million, or 33%, on a linked quarter basis. The loan loss provision in the first quarter of 2012 was related to organic loan growth and acquired loan portfolios, partially offset by reduced provision associated with the improvement in asset quality.

At March 31, 2012, the allowance for loan losses was 2.37% of total loans, compared to 2.62% at December 31, 2011. In accordance with generally accepted accounting principles, the Covered Assets and OMNI and Cameron acquired loans were marked to market at acquisition, including estimated loan impairments. Excluding FDIC covered assets and impaired loans that were marked to fair value, the Company’s ratio of loan loss reserves to loans decreased from 1.24% at December 31, 2011, to 1.21% at March 31, 2012. Excluding the Covered Assets and all other acquired loans, the Company’s ratio of loan loss reserve to loans decreased from 1.39% at December 31, 2011, to 1.33% at March 31, 2012. Management considered the loan loss reserve adequate to absorb credit losses inherent in the loan portfolio at March 31, 2012.

Deposits

During the first quarter of 2012, total deposits increased $172 million, or 2%. Noninterest bearing deposits climbed $122 million, or 8% (33% annualized rate); NOW accounts increased $90 million, or 5% (19% annualized rate); savings and money market deposits increased $121 million, or 4% (14% annualized rate); and time deposits decreased $161 million, or 6%.

Period-End Deposit Volumes ($ in Millions)

						Mix
	3/31/11	6/30/11	9/30/11	12/31/11	3/31/12	12/31/11	3/31/12
Noninterest	$941	$1,323	$1,415	$1,485	$1,607	16%	17%
NOW Accounts	1,395	1,639	1,688	1,877	1,967	20%	21%
Savings/MMkt	2,919	3,284	3,360	3,381	3,503	36%	37%
Time Deposits	2,604	2,828	2,727	2,546	2,384	27%	25%

Total Deposits	$7,859	$9,074	$9,190	$9,289	$9,461	100%	100%
Growth	-1%	15%	1%	1%	2%

Average noninterest bearing deposits increased $75 million, or 5%, and interest-bearing deposits increased $53 million, or 1%, on a linked quarter basis. The rate on average interest bearing deposits in the first quarter of 2012 was 0.72%, a decrease of eight basis points on a linked quarter basis.

Other Interest Bearing Liabilities

On a linked quarter basis, average long-term debt decreased $19 million, or 6%, and the cost of the debt increased eight basis points to 2.92%. The Company had no short-term borrowings at March 31, 2012. The cost of average interest bearing liabilities was 0.82% in the first quarter of 2012, a decrease of eight basis points on a linked quarter basis. For the month of March 2012, the average cost of interest bearing liabilities was 0.80%.

Capital Position

The Company maintains strong capital ratios. The equity-to-assets ratio was 12.68% at March 31, 2012, compared to 12.61% at December 31, 2011, and 13.21% one year ago. At March 31, 2012, the Company reported a tangible common equity ratio of 9.64%, compared to 9.52% at December 31, 2011 and 10.85% one year ago. The Company’s Tier 1 leverage ratio was 10.51%, compared to 10.45% at December 31, 2011 and 11.65% one year ago. The Company’s total risk-based capital ratio at March 31, 2012 was 16.10%, compared to 16.20% at December 31, 2011 and 19.52% one year ago.

Regulatory Capital Ratios

At March 31, 2012

Capital Ratio	Well Capitalized	IBERIABANK	IBERIABANK Corporation
Tier 1 Leverage	5.00%	9.19%	10.51%
Tier 1 Risk Based	6.00%	13.00%	14.84%
Total Risk Based	10.00%	14.27%	16.10%

At March 31, 2012, book value per share was $50.67, up $0.19 per share compared to year-end 2011. Tangible book value per share was $37.23, up $0.43 per share compared to year-end 2011. Based on the closing stock price of the Company’s common stock of $53.56 per share on April 18, 2012, this price equated to 1.06 times March 31, 2012 book value and 1.44 times March 31, 2012 tangible book value per share.

On March 21, 2012, the Company declared a quarterly cash dividend of $0.34 per share. This dividend level equated to an annualized dividend rate of $1.36 per share and an indicated dividend yield of 2.54%.

On October 26, 2011, the Company announced a share repurchase program totaling 900,000 shares of common stock to be completed over a one-year period. No shares were purchased during the first quarter of 2012.

Interest Rate Risk Position

The Company’s interest rate risk modeling at March 31, 2012, indicated the Company is slightly asset sensitive over a 12-month time frame. A 100 basis point instantaneous and parallel upward shift in interest rates at March 31, 2012, was estimated to increase net interest income over 12 months by approximately 2.6%. Similarly, a 100 basis point decrease in interest rates was expected to decrease net interest income by less than 1%. At March 31, 2012, approximately 50% of the Company’s total loan portfolio had fixed interest rates. Eliminating fixed rate loans that mature within a one-year time frame reduces this percentage to 48%. Approximately 75% of the Company’s time deposit base will re-price within 12 months from March 31, 2012.

Operating Results

On a linked quarter basis, the average earning asset yield decreased 11 basis points, while the cost of interest bearing deposits and liabilities each decreased eight basis points. As a result, the tax-equivalent net interest spread and margin each decreased three basis points. On a linked quarter basis, tax-equivalent net interest income decreased less than $1 million, or less than 1%, as average earning assets increased $124 million, or 1%, and the margin declined three basis points.

Quarterly Average Yields/Cost (Taxable Equivalent Basis)

	1Q11	2Q11	3Q11	4Q11	1Q12
Earning Asset Yield	4.47%	4.17%	4.39%	4.36%	4.25%
Cost Of Int-Bearing Liabs	1.10%	1.09%	0.98%	0.90%	0.82%

Net Interest Spread	3.37%	3.09%	3.41%	3.46%	3.43%

Net Interest Margin	3.55%	3.28%	3.58%	3.62%	3.59%

Aggregate noninterest income increased $2 million, or 5%, on a linked quarter basis. The primary changes in noninterest income on a linked quarter basis were an increase in gains on the sale of investment securities of $2 million, or 258%, an increase in gains on the sale of mortgage loans of $0.4 million, or 3%, brokerage and capital markets revenues increased $0.6 million, or 25%, partially offset by a decline in service charges on deposit accounts of $0.6 million, or 10%, and a decrease in title insurance revenues of $0.3 million, or 6%.

In the first quarter of 2012, the Company originated $451 million in mortgage loans, down $65 million, or 13%, on a linked quarter basis. Client loan refinancing opportunities accounted for approximately 41% of mortgage loan applications in the first quarter of 2012, compared to 48% in the fourth quarter of 2011, and approximately 29% between March 12, 2012, and April 13, 2012. The Company sold $476 million in mortgage loans during the first quarter of 2012, down $19 million, or 4%, on a linked quarter basis. Sales margins and gains on the sale of mortgage loans improved slightly on a linked quarter basis. The mortgage origination pipeline was approximately $203 million at March 31, 2012, compared to $131 million at December 31, 2011, and approximately $220 million at April 13, 2012. Mortgage loan repurchases and make-whole payments were $0.4 million in the first quarter of 2012, compared to less than $0.7 million in the fourth quarter of 2011.

Noninterest expense increased $0.1 million, or less than 1%, on a linked quarter basis. Excluding acquisition and conversion-related costs, noninterest expense increased $3.7 million, or 4%, over that period. During the first quarter of 2012, the Company wrote down OREO properties covered under FDIC loss sharing agreements by $1.6 million. Excluding acquisition and conversion costs, salaries and benefit costs increased $3.3 million, or 6%, on a linked quarter basis. Approximately 63% of this expense increase during the first quarter of 2012 was due to payroll tax expense (35%), hospitalization expense (14%), and relocation expense (14%).

The tangible efficiency ratio of IBERIABANK, excluding acquisition and conversion costs, was approximately 65% in the first quarter of 2012, compared to 68% in the fourth quarter of 2011.

IBERIABANK Corporation

IBERIABANK Corporation is a financial holding company with 266 combined offices, including 175 bank branch offices in Louisiana, Arkansas, Tennessee, Alabama, Texas, and Florida, 22 title insurance offices in Arkansas and Louisiana, mortgage representatives in 60 locations in 12 states, eight locations with representatives of IBERIA Wealth Advisors in four states, and one IBERIA Capital Partners, LLC office in New Orleans. The Company opened two bank branch offices since December 31, 2011, in New Orleans and Baton Rouge, and new mortgage offices in Prattville, Alabama and Bedford, Texas.

The Company’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” The Company’s market capitalization was approximately $1.6 billion, based on the NASDAQ closing stock price on April 18, 2012.

The following 12 investment firms currently provide equity research coverage on IBERIABANK Corporation:

•	FIG Partners, LLC
•	Guggenheim Partners
•	Jefferies & Co., Inc.
•	Keefe, Bruyette & Woods
•	Oppenheimer & Co., Inc.
•	Raymond James & Associates, Inc.
•	Robert W. Baird & Company
•	Stephens, Inc.
•	Sterne, Agee & Leach
•	Stifel Nicolaus & Company
•	SunTrust Robinson-Humphrey
•	Wunderlich Securities

Conference Call

In association with this earnings release, the Company will host a live conference call to discuss the financial results for the quarter just completed. The telephone conference call will be held on Thursday, April 19, 2012, beginning at 9:00 a.m. Central Time by dialing 1-800-288-8960. The confirmation code for the call is 243990. A replay of the call will be available until midnight Central Time on April 26, 2012 by dialing 1-800-475-6701. The confirmation code for the replay is 243990. The Company has prepared a PowerPoint presentation that supplements information contained in this press release. The PowerPoint presentation may be accessed on the Company’s web site, www.iberiabank.com, under “Investor Relations” and then “Presentations.”

Non-GAAP Financial Measures

This press release contains financial information determined by methods other than in accordance with GAAP. The Company’s management uses these non-GAAP financial measures in their analysis of the Company’s performance. These measures typically adjust GAAP performance measures to exclude the effects of the amortization of intangibles and include the tax benefit associated with revenue items that are tax-exempt, as well as adjust income available to common shareholders for certain significant activities or nonrecurring transactions. Since the presentation of these GAAP performance measures and their impact differ between companies, management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of GAAP to non-GAAP disclosures are included as tables at the end of this release.

Forward Looking Statements

To the extent that statements in this press release relate to future plans, objectives, financial results or performance of IBERIABANK Corporation, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. IBERIABANK Corporation’s actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties.

Actual results could differ materially because of factors such as the current level of market volatility and our ability to execute our growth strategy, including the availability of future FDIC-assisted failed bank opportunities, unanticipated losses related to the integration of, and accounting for, acquired businesses and assets and assumed liabilities in FDIC-assisted transactions, adjustments of fair values of acquired assets and assumed liabilities and of deferred taxes in FDIC-assisted acquisitions, credit risk of our customers, effects of the on-going correction in residential real estate prices and reduced levels of home sales, sufficiency of our allowance for loan losses, changes in interest rates, access to funding sources, reliance on the services of executive management, competition for loans, deposits and investment dollars, reputational risk and social factors, changes in government regulations and legislation, increases in FDIC insurance assessments, geographic concentration of our markets and economic conditions in these markets, rapid changes in the financial services industry, dependence on our operational, technological, and organizational systems or infrastructure, hurricanes and other adverse weather events, the volatility and low trading volume of our common stock, and valuation of intangible assets. These and other factors that may cause actual results to differ materially from these forward-looking statements are discussed in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission (the “SEC”), available at the SEC’s website, http://www.sec.gov, and the Company’s website, http://www.iberiabank.com, under the heading “Investor Information.” All information in this release is as of the date of this release. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

Additional Information About The Florida Gulf Bancorp, Inc. Transaction

In connection with the proposed merger, IBERIABANK Corporation will file a Registration Statement on Form S-4 that will contain a proxy statement/prospectus for shareholders of Florida Gulf Bancorp, Inc. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about IBERIABANK Corporation and Florida Gulf Bancorp, Inc., without charge, at the SEC’s web site at http://www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained, when available, for free from the IBERIABANK Corporation website, http://www.iberiabank.com, under the heading “Investor Information”. In addition, documents filed with the SEC for IBERIABANK Corporation will be available free of charge from the Secretary, IBERIABANK Corporation, 200 West Congress Street, 12th Floor, Lafayette, Louisiana 70501 (337-521-4003).

This communication is not a solicitation of any vote or approval, is not an offer to purchase shares of Florida Gulf Bancorp, Inc. common stock, nor is it an offer to sell shares of IBERIABANK Corporation common stock which may be issued in the proposed merger with Florida Gulf Bancorp, Inc. Any issuance of IBERIABANK Corporation common stock in the proposed merger with Florida Gulf Bancorp, Inc. would have to be registered under the Securities Act of 1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.

Florida Gulf Bancorp, Inc. and its directors, executive officers, and certain other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders in respect of the proposed transaction. Information regarding the persons who may be deemed participants in the solicitation of shareholders in connection with the proposed transaction will be set forth in the relevant proxy statement/prospectus and other relevant documents filed with the SEC.

IBERIABANK CORPORATION

FINANCIAL HIGHLIGHTS

	For The Quarter Ended March 31,			For The Quarter Ended December 31,
	2012	2011	% Change	2011	% Change

Income Data (in thousands):
Net Interest Income	$91,861	$78,748	17%	$92,573	(1%)
Net Interest Income (TE) (1)	94,233	80,195	18%	94,918	(1%)
Net Income	19,393	14,647	32%	17,357	12%
Earnings Available to Common Shareholders—Basic	19,393	14,647	32%	17,357	12%
Earnings Available to Common Shareholders—Diluted	19,029	14,356	33%	17,051	12%

Per Share Data:
Earnings Available to Common Shareholders—Basic	$0.66	$0.54	21%	$0.59	11%
Earnings Available to Common Shareholders—Diluted	0.66	0.54	22%	0.59	11%
Book Value Per Share	50.67	48.68	4%	50.48	0%
Tangible Book Value Per Common Share (2)	37.23	38.95	(4%)	36.80	1%
Cash Dividends	0.34	0.34	—	0.34	—
Closing Stock Price	53.47	60.13	(11%)	49.30	8%

Key Ratios: (3)
Operating Ratios:
Return on Average Assets	0.67%	0.59%		0.59%
Return on Average Common Equity	5.21%	4.52%		4.65%
Return on Average Tangible Common Equity (2)	7.43%	5.95%		6.72%
Net Interest Margin (TE) (1)	3.59%	3.55%		3.62%
Efficiency Ratio	77.3%	76.4%		77.9%
Tangible Efficiency Ratio (TE) (1)(2)	74.6%	74.0%		75.2%
Full-time Equivalent Employees	2,591	2,142		2,582

Capital Ratios:
Tangible Common Equity Ratio	9.64%	10.85%		9.52%
Tangible Common Equity to Risk-Weighted Assets	13.80%	16.92%		13.80%
Tier 1 Leverage Ratio	10.51%	11.65%		10.45%
Tier 1 Capital Ratio	14.84%	18.26%		14.94%
Total Risk Based Capital Ratio	16.10%	19.52%		16.20%
Common Stock Dividend Payout Ratio	51.8%	62.6%		57.5%

Asset Quality Ratios:
Excluding FDIC Covered Assets and acquired impaired loans
Nonperforming Asset to Total Assets (4)	0.83%	1.01%		0.87%
Allowance for Loan Losses to Loans	1.21%	1.45%		1.24%
Net Charge-offs to Average Loans	0.09%	-0.06%		0.31%
Nonperforming Assets to Total Loans and OREO (4)	1.33%	1.68%		1.41%

	For The Quarter Ended March 31,		December 31,	For The Quarter Ended September 30,	June 30,
	2012	2012	2011	2011	2011
Balance Sheet Summary (in thousands):	End of Period	Average	Average	Average	Average
Excess Liquidity (5)	$396,209	$326,810	$328,869	$217,447	$104,819
Total Investment Securities	2,001,107	2,047,168	2,051,564	2,152,993	2,061,814
Loans, Net of Unearned Income	7,478,306	7,381,188	7,224,613	7,164,164	6,493,790
Loans, Net of Unearned Income, Excluding Covered Loans and SOP 03-3	6,184,526	6,053,548	5,850,558	5,679,590	4,979,056
Total Assets	11,791,283	11,688,081	11,585,185	11,506,895	10,438,931
Total Deposits	9,461,411	9,380,956	9,252,647	9,169,770	8,246,544
Total Shareholders’ Equity	1,495,630	1,496,782	1,480,538	1,505,355	1,387,239

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(3)	All ratios are calculated on an annualized basis for the period indicated.
(4)	Nonperforming assets consist of nonaccruing loans, accruing loans 90 days or more past due and other real estate owned, including repossessed assets.
(5)	Excess Liquidity includes interest-bearing deposits in banks and fed funds sold.

IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share data)

BALANCE SHEET (End of Period)	March 31,			December 31,
	2012	2011	%Change	2011	%Change
ASSETS
Cash and Due From Banks	$196,572	$144,508	36.0%	$194,171	1.2%
Interest-bearing Deposits in Banks	396,209	146,010	171.4%	379,125	4.5%

Total Cash and Equivalents	592,781	290,518	104.0%	573,296	3.4%
Investment Securities Available for Sale	1,811,023	1,710,326	5.9%	1,805,205	0.3%
Investment Securities Held to Maturity	190,084	275,841	(31.1%)	192,764	(1.4%)

Total Investment Securities	2,001,107	1,986,167	0.8%	1,997,969	0.2%
Mortgage Loans Held for Sale	128,125	52,732	143.0%	153,013	(16.3%)
Loans, Net of Unearned Income	7,478,306	6,121,590	22.2%	7,388,037	1.2%
Allowance for Loan Losses	(177,192)	(149,119)	18.8%	(193,761)	(8.6%)

Loans, net	7,301,114	5,972,471	22.2%	7,194,276	1.5%
Loss Share Receivable	537,448	689,004	(22.0%)	591,844	(9.2%)
Premises and Equipment	292,403	231,797	26.1%	285,607	2.4%
Goodwill and Other Intangibles	396,908	262,940	51.0%	401,888	(1.2%)
Other Assets	541,397	459,794	17.7%	560,035	(3.3%)

Total Assets	$11,791,283	$9,945,423	18.6%	$11,757,928	0.3%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing Deposits	$1,607,244	$941,021	70.8%	$1,485,058	8.2%
NOW Accounts	1,966,960	1,395,172	41.0%	1,876,797	4.8%
Savings and Money Market Accounts	3,502,606	2,918,924	20.0%	3,381,502	3.6%
Certificates of Deposit	2,384,601	2,603,918	(8.4%)	2,545,656	(6.3%)

Total Deposits	9,461,411	7,859,035	20.4%	9,289,013	1.9%
Short-term Borrowings	—	—	0.0%	192,000	(100.0%)
Securities Sold Under Agreements to Repurchase	266,489	215,537	23.6%	203,543	30.9%
Trust Preferred Securities	111,862	103,655	7.9%	111,862	0.0%
Other Long-term Debt	317,980	297,851	6.8%	340,871	(6.7%)
Other Liabilities	137,911	155,621	(11.4%)	137,978	(0.0%)

Total Liabilities	10,295,653	8,631,699	19.3%	10,275,267	0.2%
Total Shareholders’ Equity	1,495,630	1,313,724	13.8%	1,482,661	0.9%

Total Liabilities Shareholder’s Equity	$11,791,283	$9,945,423	18.6%	$11,757,928	0.3%

BALANCE SHEET (Average)	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
ASSETS
Cash and Due From Banks	$189,182	$188,517	$199,610	$157,412	$145,062
Interest-bearing Deposits in Banks	326,810	328,869	217,423	104,800	211,773
Investment Securities	2,047,168	2,051,564	2,152,993	2,061,814	2,030,287
Mortgage Loans Held for Sale	117,186	131,787	87,769	56,783	47,883
Loans, Net of Unearned Income	7,381,188	7,224,613	7,164,164	6,493,790	6,051,841
Allowance for Loan Losses	(185,952)	(167,433)	(172,030)	(147,889)	(135,525)
Loss Share Receivable	573,776	592,985	626,551	666,159	708,809
Other Assets	1,238,723	1,234,283	1,230,415	1,046,062	945,484

Total Assets	$11,688,081	$11,585,185	$11,506,895	$10,438,931	$10,005,614

LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing Deposits	$1,530,504	$1,455,097	$1,368,014	$1,090,281	$901,529
NOW Accounts	1,924,371	1,718,337	1,682,568	1,472,547	1,338,437
Savings and Money Market Accounts	3,481,073	3,413,278	3,350,035	3,053,046	2,922,483
Certificates of Deposit	2,445,008	2,665,935	2,769,153	2,630,670	2,731,308

Total Deposits	9,380,956	9,252,647	9,169,770	8,246,544	7,893,757
Short-term Borrowings	4,220	4,337	—	21,919	—
Securities Sold Under Agreements to Repurchase	219,846	218,926	218,290	200,565	216,494
Trust Preferred Securities	111,862	111,862	111,862	106,944	109,119
Long-term Debt	324,468	343,687	352,610	315,570	307,964
Other Liabilities	149,947	173,188	149,008	160,150	165,142

Total Liabilities	10,191,299	10,104,647	10,001,540	9,051,692	8,692,476
Total Shareholders’ Equity	1,496,782	1,480,538	1,505,355	1,387,239	1,313,138

Total Liabilities and Shareholders’ Equity	$11,688,081	$11,585,185	$11,506,895	$10,438,931	$10,005,614

IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share data)

INCOME STATEMENT	For The Three Months Ended
	March 31,			December 31,
	2012	2011	% Change	2011	% Change
Interest Income	$109,187	$99,434	9.8%	$111,799	(2.3%)
Interest Expense	17,326	20,686	(16.2%)	19,226	(9.9%)

Net Interest Income	91,861	78,748	16.7%	92,573	(0.8%)
Provision for Loan Losses	2,857	5,471	(47.8%)	4,278	(33.2%)

Net Interest Income After Provision for Loan Losses	89,004	73,277	21.5%	88,295	0.8%
Service Charges	5,980	5,512	8.5%	6,613	(9.6%)
ATM / Debit Card Fee Income	2,024	2,913	(30.5%)	1,997	1.3%
BOLI Proceeds and Cash Surrender Value Income	951	725	31.1%	899	5.8%
Gain on Sale of Loans, net	13,619	8,892	53.2%	13,173	3.4%
Gain (Loss) on Sale of Investments, net	2,836	47	5879.0%	793	257.6%
Title Revenue	4,533	3,810	19.0%	4,846	(6.5%)
Broker Commissions	3,060	2,642	15.8%	2,457	24.5%
Other Noninterest Income	4,393	3,753	17.0%	4,677	(6.1%)

Total Noninterest Income	37,396	28,295	32.2%	35,455	5.5%
Salaries and Employee Benefits	54,819	43,629	25.6%	51,416	6.6%
Occupancy and Equipment	12,719	9,113	39.6%	14,404	(11.7%)
Amortization of Acquisition Intangibles	1,290	1,169	10.4%	1,384	(6.7%)
Other Noninterest Expense	31,045	27,821	11.6%	32,522	(4.5%)

Total Noninterest Expense	99,873	81,732	22.2%	99,726	0.1%
Income Before Income Taxes	26,527	19,840	33.7%	24,024	10.4%
Income Taxes	7,134	5,193	37.4%	6,667	7.0%

Net Income	$19,393	$14,647	32.4%	$17,357	11.7%

Preferred Stock Dividends	—	—	—	—	—

Earnings Available to Common Shareholders—Basic	19,393	14,647	32.4%	17,357	11.7%

Earnings Allocated to Unvested Restricted Stock	(364)	(291)	24.9%	(307)	18.5%

Earnings Available to Common Shareholders—Diluted	19,029	14,356	32.6%	17,050	11.6%

Earnings Per Share, Diluted	$0.66	$0.54	21.7%	$0.59	11.3%

Impact of Merger-related Expenses	$0.01	$0.04	(59.7%)	$0.10	(84.3%)

Earnings Per Share, Diluted, Excluding Merger-related Expenses	$0.67	$0.58	16.5%	$0.69	(1.9%)

NUMBER OF SHARES OUTSTANDING
Basic Shares (Average)	29,384,220	26,845,124	9.5%	29,307,297	0.3%
Diluted Shares (Average)	28,928,276	26,560,866	8.9%	28,857,342	0.2%
Book Value Shares (Period End) (1)	29,515,866	26,985,467	9.4%	29,373,905	0.5%

INCOME STATEMENT	2012	2011
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest Income	$109,187	$111,799	$111,966	$97,127	$99,434
Interest Expense	17,326	19,226	20,995	21,162	20,686

Net Interest Income	91,861	92,573	90,971	75,965	78,748
Provision for Loan Losses	2,857	4,278	6,127	9,990	5,471

Net Interest Income After Provision for Loan Losses	89,004	88,295	84,844	65,975	73,277
Total Noninterest Income	37,396	35,455	37,120	30,988	28,295
Total Noninterest Expense	99,873	99,726	99,566	92,706	81,732

Income Before Income Taxes	26,527	24,024	22,398	4,257	19,840
Income Taxes	7,134	6,667	6,051	(929)	5,193

Net Income	$19,393	$17,357	$16,347	$5,186	$14,647

Preferred Stock Dividends	—	—	—	—	—

Earnings Available to Common Shareholders—Basic	19,393	17,357	16,347	5,186	14,647

Earnings Allocated to Unvested Restricted Stock	(364)	(307)	(290)	(87)	(291)

Earnings Available to Common Shareholders—Diluted	$19,029	$17,050	$16,057	$5,099	$14.356

Earnings Per Share, Basic	$0.66	$0.59	$0.55	$0.19	$0.54

Earnings Per Share, Diluted	$0.66	$0.59	$0.54	$0.18	$0.54

Book Value Per Common Share	$50.67	$50.48	$50.16	$49.88	$48.68
Tangible Book Value Per Common Share	$37.23	$36.80	$36.41	$36.49	$38.95

Return on Average Assets	0.67%	0.59%	0.56%	0.20%	0.59%
Return on Average Common Equity	5.21%	4.65%	4.31%	1.50%	4.52%
Return on Average Tangible Common Equity	7.43%	6.72%	6.22%	2.24%	5.95%

(1)	Shares used for book value purposes exclude shares held in treasury at the end of the period.

IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands)

LOANS RECEIVABLE	March 31,			December 31,
	2012	2011	% Change	2011	% Change
Residential Mortgage Loans:
Residential 1-4 Family	$457,248	$576,169	(20.6%)	$483,244	(5.4%)
Construction/ Owner Occupied	15,228	14,742	3.3%	16,143	(5.7%)

Total Residential Mortgage Loans	472,476	590,911	(20.0%)	499,387	(5.4%)
Commercial Loans:
Real Estate	3,263,960	2,679,814	21.8%	3,318,982	(1.7%)
Business	2,160,583	1,572,642	37.4%	2,045,374	5.6%

Total Commercial Loans	5,424,543	4,252,456	27.6%	5,364,356	1.1%
Consumer Loans:
Indirect Automobile	288,064	247,234	16.5%	261,896	10.0%
Home Equity	1,092,989	878,650	24.4%	1,061,437	3.0%
Automobile	42,458	31,709	33.9%	38,600	10.0%
Credit Card Loans	46,801	41,432	13.0%	48,732	(4.0%)
Other	110,975	79,198	40.1%	113,629	(2.3%)

Total Consumer Loans	1,581,287	1,278,223	23.7%	1,524,294	3.7%

Total Loans Receivable	7,478,306	6,121,590	22.2%	7,388,037	1.2%

Allowance for Loan Losses	(177,192)	(149,119)		(193,761)

Loans Receivable, Net	$7,301,114	$5,972,471		$7,194,276

ASSET QUALITY DATA (1)	March 31,			December 31,
	2012	2011	% Change	2011	% Change
Nonaccrual Loans	$677,619	$800,265	(15.3%)	$719,236	(5.8%)
Foreclosed Assets	64	162	(60.5%)	4	1653.3%
Other Real Estate Owned	126,593	83,024	52.5%	125,042	1.2%
Accruing Loans More Than 90 Days Past Due	7,320	29,279	(75.0%)	29,003	(74.8%)

Total Nonperforming Assets	$811,596	$912,730	(11.1%)	$873,285	(7.1%)

Loans 30-89 Days Past Due	35,228	107,725	(67.3%)	86,467	(59.3%)

Nonperforming Assets to Total Assets	6.88%	9.18%	(25.0%)	7.43%	(7.3%)
Nonperforming Assets to Total Loans and OREO	10.67%	14.71%	(27.5%)	11.62%	(8.2%)
Allowance for Loan Losses to Nonperforming Loans (2)	25.9%	18.0%	43.9%	25.9%	(0.1%)
Allowance for Loan Losses to Nonperforming Assets	21.8%	16.3%	33.6%	22.2%	(1.6%)
Allowance for Loan Losses to Total Loans	2.37%	2.44%	(2.7%)	2.62%	(9.7%)
Year to Date Charge-offs	$2,485	$3,294	(24.6%)	$16,535	N/M
Year to Date Recoveries	(790)	(4,058)	(80.5%)	(8,351)	N/M

Year to Date Net Charge-offs (Recoveries)	$1,695	$(764)	321.9%	$8,184	N/M

Quarter to Date Net Charge-offs (Recoveries)	$1,695	$(764)	321.9%	$5,350	(68.3%)

(1)	For purposes of this table, nonperforming assets include all loans meeting nonperforming asset criteria, including assets acquired in FDIC-assisted transactions.
(2)	Nonperforming loans consist of nonaccruing loans accruing loans 90 days or more past due.

N/M—Comparison of the information presented is not meaningful given the periods presented.

IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands)

LOANS RECEIVABLE (Ex-Covered Assets and Acquired Impaired Loans) (1)	March 31,			December 31,
	2012	2011	% Change	2011	% Change
Residential Mortgage Loans:
Residential 1-4 Family	$259,231	$329,564	(21.3%)	$257,635	0.6%
Construction/ Owner Occupied	15,228	14,742	3.3%	16,143	(5.7%)

Total Residential Mortgage Loans	274,459	344,306	(20.3%)	273,778	0.2%
Commercial Loans:
Real Estate	2,541,709	1,842,777	37.9%	2,592,008	(1.9%)
Business	2,020,594	1,412,549	43.0%	1,869,990	8.1%

Total Commercial Loans	4,562,303	3,255,326	40.1%	4,461,998	2.2%
Consumer Loans:
Indirect Automobile	287,935	247,234	16.5%	261,547	10.1%
Home Equity	866,213	608,129	42.4%	824,873	5.0%
Automobile	42,414	31,709	33.8%	38,560	10.0%
Credit Card Loans	45,909	40,369	13.7%	47,763	(3.9%)
Other	105,293	74,962	40.5%	108,692	(3.1%)

Total Consumer Loans	1,347,764	1,002,403	34.5%	1,281,434	5.2%

Total Loans Receivable	6,184,526	4,602,035	34.4%	6,017,210	2.8%

Allowance for Loan Losses	(74,526)	(66,816)		(74,862)

Loans Receivable, Net	$6,110,000	$4,535,219		$5,942,348

ASSET QUALITY DATA (Ex-Covered Assets and Acquired Impaired Loans) (1)	March 31,			December 31,
	2012	2011	% Change	2011	% Change
Nonaccrual Loans	$61,160	$60,034	1.9%	$60,303	1.4%
Foreclosed Assets	26	33	(20.7%)	4	614.4%
Other Real Estate Owned	17,714	17,023	4.1%	21,378	(17.1%)
Accruing Loans More Than 90 Days Past Due	3,338	454	635.0%	3,580	(6.8%)

Total Nonperforming Assets	$82,238	$77,544	6.1%	$85,265	(3.5%)

Loans 30-89 Days Past Due	15,429	15,838	(2.6%)	19,455	(20.7%)

Troubled Debt Restructurings (2)	27,339	23,579	16.0%	23,953	14.1%
Current Troubled Debt Restructurings (3)	675	56	1109.7%	55	1137.6%

Nonperforming Assets to Total Assets	0.83%	1.01%	(17.5%)	0.87%	(4.4%)
Nonperforming Assets to Total Loans and OREO	1.33%	1.68%	(21.0%)	1.41%	(6.0%)
Allowance for Loan Losses to Nonperforming Loans (4)	115.5%	110.5%	4.6%	117.2%	(1.4%)
Allowance for Loan Losses to Nonperforming Assets	90.6%	86.2%	5.2%	87.8%	3.2%
Allowance for Loan Losses to Total Loans	1.21%	1.45%	(17.0%)	1.24%	(3.1%)
Year to Date Charge-offs	$2,111	$3,076	(31.4%)	$15,398	N/M
Year to Date Recoveries	(772)	(3,731)	(79.3%)	(7,825)	N/M

Year to Date Net Charge-offs (Recoveries)	$1,339	$(655)	304.5%	$7,573	N/M

Quarter to Date Net Charge-offs (Recoveries)	$1,339	$(655)	304.5%	$4,622	(71.0%)

(1)	For purposes of this table, nonperforming assets include all loans meeting nonperforming asset criteria, excluding assets acquired in FDIC-assisted transactions.
(2)	Troubled debt restructurings meeting past due and nonaccruing criteria are included in loans past due and nonaccrual loans above.
(3)	Current troubled debt restructurings are defined as troubled debt restructurings not past due or on nonaccrual status for the respective periods.
(4)	Nonperforming loans consist of nonaccruing loans and accruing loans 90 days or more past due.

N/M—Comparison of the information presented is not meaningful given the periods presented.

IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Taxable Equivalent Basis

(dollars in thousands)

	For The Quarter Ended
	March 31, 2012		December 31, 2011		March 31, 2011
	Average Balance	Average Yield/Rate (%)	Average Balance	Average Yield/Rate (%)	Average Balance	Average Yield/Rate (%)
ASSETS
Earning Assets:
Loans Receivable:
Mortgage Loans	$470,429	7.20%	$492,262	7.01%	$610,556	7.49%
Commercial Loans (TE) (1)	5,362,517	6.82%	5,235,122	7.22%	4,183,035	6.89%
Consumer and Other Loans	1,548,242	6.33%	1,497,229	6.29%	1,258,251	8.23%

Total Loans	7,381,188	6.74%	7,224,613	7.01%	6,051,842	7.23%
Loss Share Receivable	573,776	-19.26%	592,985	-19.31%	708,809	-12.37%

Total Loans and Loss Share Receivable	7,954,964	4.87%	7,817,598	5.02%	6,760,651	5.17%
Mortgage Loans Held for Sale	117,186	3.58%	131,787	3.21%	47,883	7.17%
Investment Securities (TE) (1)(2)	1,987,202	2.51%	1,985,826	2.57%	2,006,499	2.56%
Other Earning Assets	384,861	0.71%	385,158	0.68%	276,945	0.62%

Total Earning Assets	10,444,213	4.25%	10,320,369	4.36%	9,091,978	4.47%
Allowance for Loan Losses	(185,952)		(167,433)		(135,525)
Nonearning Assets	1,429,820		1,432,249		1,049,161

Total Assets	$11,688,081		$11,585,185		$10,005,614

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
Deposits:
NOW Accounts	$1,924,371	0.40%	$1,718,337	0.41%	$1,338,437	0.58%
Savings and Money Market Accounts	3,481,073	0.51%	3,413,278	0.55%	2,922,483	0.78%
Certificates of Deposit	2,445,008	1.26%	2,665,935	1.38%	2,731,308	1.70%

Total Interest-bearing Deposits	7,850,452	0.72%	7,797,550	0.80%	6,992,228	1.10%
Short-term Borrowings	224,066	0.25%	223,263	0.27%	216,494	0.24%
Long-term Debt	436,331	2.92%	455,549	2.84%	417,083	1.56%

Total Interest-bearing Liabilities	8,510,849	0.82%	8,476,362	0.90%	7,625,805	1.10%
Noninterest-bearing Demand Deposits	1,530,504		1,455,097		901,529
Noninterest-bearing Liabilities	149,946		173,188		165,142

Total Liabilities	10,191,299		10,104,647		8,692,476
Shareholders' Equity	1,496,782		1,480,538		1,313,138

Total Liabilities and Shareholders' Equity	$11,688,081		$11,585,185		$10,005,614

Net Interest Spread	$91,861	3.43%	$92,573	3.46%	$78,748	3.37%
Tax-equivalent Benefit	2,372	0.09%	2,345	0.09%	1,447	0.08%
Net Interest Income (TE) / Net Interest Margin (TE) (1)	$94,233	3.59%	$94,918	3.62%	$80,195	3.55%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Balances exclude unrealized gain or loss on securities available for sale and impact of trade date accounting.

IBERIABANK CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(dollars in thousands)

	For The Quarter Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Net Interest Income	$91,861	$92,573	$78,748
Effect of Tax Benefit on Interest Income	2,372	2,345	1,447

Net Interest Income (TE) (1)	94,233	94,918	80,195

Noninterest Income	37,396	35,455	28,295
Effect of Tax Benefit on Noninterest Income	512	484	390

Noninterest Income (TE) (1)	37,908	35,939	28,685

Total Revenues (TE) (1)	$132,141	$130,857	$108,880

Total Noninterest Expense	$99,873	$99,726	$81,732
Less Intangible Amortization Expense	(1,290)	(1,384)	(1,169)

Tangible Operating Expense (2)	$98,583	$98,342	$80,563

Return on Average Common Equity	5.21%	4.65%	4.52%
Effect of Intangibles (2)	2.22%	2.07%	1.43%

Return on Average Tangible Common Equity (2)	7.43%	6.72%	5.95%

Efficiency Ratio	77.3%	77.9%	76.4%
Effect of Tax Benefit Related to Tax Exempt Income	(1.7%)	(1.7%)	(1.3%)

Efficiency Ratio (TE) (1)	75.6%	76.2%	75.1%
Effect of Amortization of Intangibles	(1.0%)	(1.0%)	(1.1%)

Tangible Efficiency Ratio (TE) (1) (2)	74.6%	75.2%	74.0%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

1Q12 Earnings Conference Call 1Q12 Earnings Conference Call Supplemental Materials April 18, 2012 April 18, 2012

Safe Harbor Language
Safe Harbor Language
2
Statements contained in this presentation which are not historical facts and which pertain to future operating results of IBERIABANK Corporation and its subsidiaries constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-
looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed in the Company’s periodic filings with the SEC.
In connection with the proposed acquisition of Florida Gulf Bancorp, Inc., IBERIABANK
Corporation will file a Registration Statement on Form S-4 that will contain a proxy statement/prospectus.
INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE
PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT
INFORMATION. Investors may obtain a free copy of the proxy statement/prospectus (when it is available)
and other documents containing information about IBERIABANK Corporation and Florida Gulf Bancorp, Inc., without charge, at the SEC's web site at http://www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be
This communication is not a solicitation of any vote or approval, is not an offer to purchase shares of Florida Gulf Bancorp, Inc. common stock, nor is it an offer to sell shares of IBERIABANK
Corporation common stock which may be issued in the proposed merger.  Any issuance of IBERIABANK
Corporation common stock in the proposed merger would have to be registered under the Securities Act of
1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.
obtained for free from the IBERIABANK Corporation website, www.iberiabank.com, under the heading
“Investor Information”.

Introductory Comments 3

Introductory Comments
Summary – Position
•
Stable Balance Sheet Composition
•
Very Balanced; Core Funded; Low C&D Exposure
•
Continued Good Asset Quality; Extraordinary Capital
•
Well Positioned On Interest Rates And Credit Risk
•
Favorable Capital Ratios of Bank Holding Companies With
More Than $5 Billion in Assets
•
Legacy Deposit Growth in 1Q12 And Improved Deposit Mix
•
Future Growth Engines in Multiple Markets
•
Strategic Recruiting Continued During The 1
st
Quarter
•
Fortunately, We Avoided What Ails The Banking Industry
•
Remain Well Positioned For Future Opportunities
4

IBERIABANK Corporation

Corporate Facts

NASDAQ Traded	IBKC
Headquarters	Lafayette, LA
Founded	1887
Market Cap	$ 1.6 Billion
Locations (Bank Branches	274 175)
FTE's	2,591
Asset Size	$ 11.8 Billion
Deposits	$ 9.5 Billion
Loans	$ 7.5 Billion
Subsidiaries:	IBERIABANK Lenders Title IBERIA Wealth Advisors IBERIA Capital Partners

Locations

IBERIABANK Branches	175
FLORIDA GULF BANK Branches	8
IBERIABANK Mortgage Locations	60
Title Insurance Offices	22
IBERIA Wealth Advisor Locations	8
IBERIA Capital Partners Locations	1
	274 Total Offices

St. Louis
Northwest Arkansas
Northeast Arkansas
North Central Arkansas
Memphis
Mississippi
Huntsville
Birmingham
Atlanta
Central Arkansas/ Little Rock
Columbus
Warner Robins
Dallas
Shreveport
NE Louisiana/ Monroe
Jackson
Montgomery
Alexandria
Mobile
Baton Rouge
Acadiana
Houston
Lake Charles
Morgan City
Houma
New Orleans/ Northshore
Jacksonville
DeLand
Orlando
Tampa
Bradenton
Sarasota
Cape Coral
Fort Myers
Estero
Naples
West Palm Beach
Pompano Beach
Ft. Lauderdale
Islamorada
Marathon
Key West

Legend

- IBERIABANK
- FLORIDA GULF BANK
- IBERIABANK Mortgage
- Lenders Title Company/United Title & American Abstract
- IBERIA Wealth Advisors
- IBERIA Capital Partners

IBKC Overview
Our Locations
Arkansas
34 Branches
$1.0 bil deposits
#12 Rank
30 Non-bank Offices
Texas
4 Branches
$185 mm deposits
#227 Rank
3 Non-bank Offices
Louisiana
79 Branches
$5.1 bil deposits
#5 Rank
30 Non-bank Offices
Alabama
13 Branches
$500 mm deposits
#20 Rank
6 Non-bank Offices
Florida
50 Branches
$2.5 bil deposits
#22 Rank
12 Non-bank Offices
Tennessee
3 Branches
$155 mm deposits
#113 Rank
1 Non-bank Office
Deposit Market Share as of  June 30, 2011
Florida branch and deposit information reflects pro forma Florida Gulf Bank acquisition
Source: SNL Financial
Map Reflects Locations as of  April 15, 2012
*Other Mortgage Locations not shown = 9

Financial Overview 6

Financial Overview
Summary – 1Q12 and 3/31/12
•
T/E Net Interest Income Down $1mm (-1%)
•
Credit Quality Statistics Excluding FDIC Covered Assets And
Acquired Assets Marked To Fair Value:
•
NPA/Assets = 0.83% (0.87% in 4Q11)
•
30+ Days Past Due = 1.28% (1.37% in 4Q11)
•
Loan Loss Reserve/Loans = 1.21% (1.24% in 4Q11)
•
Net COs/Average Loans = 0.09% (0.31% in 4Q11)
•
Provision = $3mm ($4mm in 4Q11)
•
Reported EPS Of $0.66, Up 11% from 4Q11.  Significant Items
Impacting 4Q11 Results Include:
7
•
ORE write-down = $2 mm or $0.03
•
Gains on sale of investments = $3 mm or $0.06
•
One-time acquisition and conversion costs = $1 mm or $0.02

IBERIABANK Corporation
Total Loans And Deposits ($ Millions)
Loans
Deposits
$9,400
$9,000
$8,600
$8,200
$7,800
$7,400
$7,000
$6,600
$6,200
$5,800
$5,400
$5,000
$4,600
$4,200
$3,800
$3,400
$3,000
$2,600
$2,200
$1,800
$1,400
$1,000
$600
13%
-1%
4%
7%
3%
1%
34%
22%
17%
17%
20%
17%
12%
15%
52%
43%
14%
15%
18%
21%
38%
71%
26%
15%
22%
19%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
1Q12
Annual Average Balances
Quarterly Averages

Financial Overview
Favorable Balance Sheet Growth
1Q12 Results
•Loans +$90mm, +1%
•Deposits +$172mm +2%
•Loan/Deposits = 79%
•Equity = +$13mm, +1%
•Equity/Assets = 12.68%
•Tier 1 Leverage = 10.51%
•Div Payout = 51.8%
•ROA = 0.67%
•ROE = 5.21%
•ROTE = 7.43%
•Efficiency Ratio = 77%
•Tang Eff. Ratio = 75%
•BV/Share = $50.67
•Tang BV/Share = $37.23
8

Other Assets, 9%
Cash and Equivalents, 5%
Investment Securities, 17%
Mortgage Loans Held For Sale, 1%
Acquired Loans - Fair Value, 0.3%
Loans - FDIC Covered, 11%
FDIC Loss Share Receivable, 5%
Loans - Noncovered, 52%

Financial Overview Low Risk Balance Sheet At March 31, 2012 39% Of Balance Sheet In Very Low Risk Components 9

IBERIABANK Corporation

Mortgage Interest Rate Trend

9.00%
8.50%
8.00%
7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
Average Weekly Rate (%)
30-year
15-year
5/1 ARM
5/1 ARM
30-Year Fixed
15-Year Fixed
4.10%
3.37%
Nov-98 Feb-99 May-99 Aug-99 Nov-99 Feb-00 May-00 Aug-00 Nov-00 Feb-01 May-01 Aug-01 Nov-01 Feb-02 May-02 Aug-02 Nov-02 Feb-03 May-03 Aug-03 Nov-03 Feb-04 May-04 Aug-04 Nov-04 Feb-05 May-05 Aug-05 Nov-05 Feb-06 May-06 Aug-06 Nov-06 Feb-07 May-07 Aug-07 Nov-07 Feb-08 May-08 Aug-08 Nov-08 Feb-09 May-09 Aug-09 Nov-09 Feb-10 May-10 Aug-10 Nov-10 Feb-11 May-11 Aug-11 Nov-11 Feb-12

Financial Overview
Trends - Mortgage Interest Rates
•
Conforming
Rates Are
Bouncing
Around New
Lows
•
Refi Activity
Has
Diminished
•
Sales Spreads
Remain
Favorable
•
Improved
Competitive
Dynamics In
Mortgage
Business
Source: Bloomberg
as of April 16, 2012

Mortgage Gains On Sale Of Loans
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
Quarterly Mortgage Revenues ($ Million)
$17.0
$16.0
$15.0
$14.0
$13.0
$12.0
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
**
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

** Assumes Pulaski's acquisition of IBERIABANK Mortgage beginning in February 2007

Financial Overview
Mortgage Quarterly Revenues
•
Total 2011
Originations Of
$1.7 Billion
•
In 1Q12 Closed
$451mm (-13%
Vs. 4Q11)
•
In 1Q12 Sold
$476mm (-4%
Vs. 4Q11)
•
1Q12 Vs. 4Q11:
3% Increase In
Mtg. Revenues
•
$220mm
Locked Pipeline
on 4/13/12

IBERIABANK Corporation
Title Insurance Revenues
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
Quarterly Title Revenues ($ Million)
$6.5
$6.0
$5.5
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
*
**
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

* Includes United Title in April 2007 ** Includes American Abstract in March 2008

Financial Overview Title Insurance Quarterly Revenues • Title & Mortgage Footprints Don’t Necessarily Overlap • 1Q12: $4.5mm In Revenues (-7% Vs. 4Q11) 12

MSL
CCBG
SBSI
FMFC
SFNC
BXS
TRMK
RNST
FSGI
HBHC
PFBX
OZRK
UCBI
HOMB
SBCF
CSFL
IBKC
PBIB
IBKC = 5%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
14.0%
16.0%
18.0%

Financial Overview
Service Charges/Revenues
•
Less Reliance On
Service Charge
Income And
Consumer Fees Than
Peers

Source: SNL Data as of most recent quarter
Non-Interest Income Excludes Gains on Acquisitions and Investment Sales

Financial Overview
Total Revenues - IBERIA Wealth Advisors and
IBERIA Capital Partners

•
ICP/IWA
Revenues
of $1.9
million
(+25% Vs.
4Q11)
$0.0
$0.2
$0.4
$0.6
$0.8
$1.0
$1.2
$1.4
$1.6
$1.8
$2.0
1Q11 2Q11 3Q11 4Q11 1Q12
IBERIA CAPITAL PARTNERS/
IBERIA WEALTH ADVISORS

Financial Overview
Quarterly Repricing Schedule

•
$1.8 Billion In Aggregate Time Deposits Repricing Over The
Next 12 Months At A Weighted Average Rate Of 1.16%
2Q12 3Q12 4Q12 1Q13 2Q13
Cash Equivalents 450.7 $              - $       - $       - $       - $
0.61% 0.00% 0.00% 0.00% 0.00%
Investments 176.5 $              142.2 $    97.6 $     84.6 $     90.5 $
3.15% 3.24% 3.23% 3.29% 3.17%
Loans 3,633.8 $           354.1 $    289.3 $    293.8 $    283.6 $
3.94% 5.43% 5.50% 5.41% 4.82%
Time Deposits 653.5 $              527.4 $    355.5 $    250.3 $    84.3 $
1.19% 1.27% 1.00% 1.04% 1.01%
Borrowed Funds 407.8 $              1.5 $       5.8 $       7.1 $       37.7 $
1.22% 4.00% 2.23% 3.28% 3.44%

Financial Overview
Interest Rate Simulations
Source: Bancware
model, as of March 31, 2012
•
Slightly Asset Sensitive From An Interest Rate Risk Position
•
Degree Is A Function Of The Reaction Of Competitors To Changes
In Deposit Pricing
•
Forward Curve Has A Positive Impact Over 12 Months

Base Blue Forward
Change In:
-200 bp -100 bp Case +100 bp +200 bp Chip Curve
Net Interest
Income -0.5% -0.1% 0.0% 2.6% 5.6% -0.2% 0.9%
Economic
Value of
Equity
-1.1% -1.6% 0.0% 4.7% 7.8% -0.1% -0.3%

IBERIABANK Corporation
Annual Stock Price Improvement
IBKC
27%
45%
47%
13%
-21%
3%
12%
10%
6%

Financial Overview
Annual Change In Stock Price
Source: Bloomberg
as of April 16, 2012

-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012
-4%
16%
-14%
S&P Banks
NASDAQ Banks
DJIA
S&P 500
Russell 2000

IBKC
+28%
NASDAQ
S&P Mid-Cap
S&P Small-Cap
Russell 2000
Russell 3000
S&P 500
SNL Western U.S. Bank
NYSE
NASDAQ Finl
SNL Southwest U.S. Bank
SNL U.S. Bank $5B-$10B
SNL New England U.S. Bank
SNL Small Cap U.S. Bank
NASDAQ Bank
SNL Midwest U.S. Bank
SNL U.S. Bank $1B-$5B
SNL All Financial Institutions
SNL U.S. Bank $500M-$1B
SNL U.S. Bank $250M-$500M
SNL Mid-Atlantic U.S. Bank
SNL Large Cap U.S. Bank
SNL U.S. Bank
SNL TARP Participants
SNL U.S. Bank < $500M
S&P Financials
KBW Bank
SNL U.S. Bank > $10B
S&P Bank
SNL Mid Cap U.S. Bank
SNL Micro Cap U.S. Bank
SNL U.S. Bank < $250M
SNL Southeast U.S. Bank
-80%
-70%
-60%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%

Financial Overview Price Change By Index Since August 2007 Source: SNL Through April 16, 2012 18

Asset Quality 19

Credit Card 1%
Automobile 1%
Indirect Automobile 4%
Other Consumer 1%
Business 27%
Commercial RE 32%
FDIC Acquired Loans 17%
All Other Loans 2%
Residential 3%
Home Equity 12%

Asset Quality
Loan Portfolio Mix
% based on gross portfolio – excluding discounts on
loans acquired in FDIC-assisted transactions

$000s % of CRE
%
Loans
C&D-IBERIABANK 381,682              16% 5%
CRE-Owner Occupied 961,762              40% 13%
CRE-Non-Owner Occupied 1,038,132            44% 14%
Total Commercial RE 2,381,577 $         100% 32%

Asset Quality
1Q12 Compared To Prior Quarters
Note: Includes FDIC Assisted Acquisitions

     ($thousands)
1Q11 2Q11 3Q11 4Q11 1Q12
Nonaccruals 800,265 $        790,953 $        805,247 $        719,236 $        677,619 $
OREO & Foreclosed 83,186            112,234          117,643          125,046          126,657
90+ Days Past Due 29,279            23,070            24,741            29,003            7,320
  Nonperforming Assets 912,730 $        926,257 $        947,631 $        873,285 $        811,596 $
NPAs/Assets 9.18% 8.12% 8.25% 7.43% 6.88%
NPAs/(Loans + OREO) 14.71% 12.76% 13.00% 11.62% 10.67%
LLR/Loans 2.44% 2.38% 2.45% 2.62% 2.37%
Net Charge-Offs/Loans -0.05% 0.11% 0.10% 0.29% 0.09%
Past Dues:
30-89 Days Past Due 107,725 $        86,880 $         74,604 $         86,467 $         35,228 $
90+ days Past Due 29,279            23,070            24,741            29,003            7,320
Nonaccual Loans 800,265          790,953          805,247          719,236          677,619
Total 30+ Past Dues 937,269 $        900,903 $        904,592 $        834,705 $        720,167 $
% Loans 15.31% 12.61% 12.62% 11.30% 9.63%
Loan Mix:
Commercial 67.5% 60.6% 61.4% 64.6% 64.9%
Consumer 16.0% 16.2% 16.0% 16.3% 16.5%
Mortgage 10.8% 8.9% 8.3% 7.7% 7.3%
Business Banking 1.4% 10.5% 10.3% 7.5% 7.1%
Indirect 3.7% 3.2% 3.4% 3.3% 3.6%
Credit Cards 0.6% 0.6% 0.6% 0.6% 0.6%
   Total Loans 100.0% 100.0% 100.0% 100.0% 100.0%
IBERIABANK Corporation

3/31/11 6/30/11 9/30/11 12/31/11 3/31/12
Consolidated (Ex-FDIC Covered Assets and SOP 03-3)
     30+ days past due 0.35% 0.41% 0.46% 0.38% 0.30%
     Non-accrual 1.30% 0.99% 1.22% 0.99% 0.98%
     Total Past Due 1.65% 1.40% 1.68% 1.37% 1.28%
CapitalSouth Only
     30+ days past due 7.85% 6.57% 6.09% 7.57% 1.70%
     Non-accrual 21.47% 21.05% 21.20% 16.53% 22.07%
     Total Past Due 29.32% 27.62% 27.29% 24.10% 23.77%
Orion Only
     30+ days past due 4.24% 3.31% 2.85% 5.13% 0.92%
     Non-accrual 36.07% 35.16% 37.56% 35.66% 35.46%
     Total Past Due 40.31% 38.47% 40.41% 40.79% 36.38%
Century Only
     30+ days past due 5.18% 3.82% 4.09% 3.07% 2.59%
     Non-accrual 42.15% 42.74% 43.95% 44.29% 41.87%
     Total Past Due 47.33% 46.56% 48.04% 47.36% 44.46%
Sterling Only
     30+ days past due 12.17% 3.83% 2.69% 3.60% 0.86%
     Non-accrual 28.59% 31.97% 34.68% 37.60% 41.85%
     Total Past Due 40.76% 35.80% 37.37% 41.20% 42.71%
Consolidated (With FDIC Covered Assets)
     30+ days past due 2.04% 1.41% 1.28% 1.46% 0.54%
     Non-accrual 11.89% 10.17% 10.36% 9.11% 8.55%
     Total Past Due 13.93% 11.58% 11.64% 10.57% 9.09%
Asset Quality
Loans Past Due + Non-Accruals
** Beginning in 2011, IBERIABANK fsb was merged with IBERIABANK

Asset Quality
Trends – Entity NPAs & Past Dues
Note: Includes FDIC Assisted Acquisitions

(Dollars in $000s)
1Q11* 2Q11 3Q11 4Q11 1Q12 $Chg
3/31/11 6/30/11 9/30/11 12/31/11 3/31/12 Last Qtr.
Nonaccrual Loans 800,265 $   790,953 $    805,247 $   719,236 $    677,619 $   (41,617) $
OREO & Foreclosed Assets 83,186 $     112,234 $    117,643 $   125,046 $    126,657 $   1,612 $
Accruing 90+ Days Past Due 29,279 $     23,070 $      24,741 $     29,003 $      7,320 $       (21,683) $
Total NPAs 912,730 $   926,257 $    947,631 $   873,285 $    811,596 $   (61,689) $
NPAs / Total Assets 9.18% 8.12% 8.25% 7.43% 6.88%
30-89 Days Past Due 107,725 $   86,880 $      74,604 $     86,467 $      35,228 $     (51,239) $
30-89 Days PDs / Loans 1.76% 1.22% 1.04% 1.17% 0.47%

Asset Quality
Trends – Entity LLR & Net COs
Note: Includes FDIC Assisted Acquisitions

(Dollars in $000s)
1Q11 2Q11 3Q11 4Q11 1Q12 $Chg
3/31/2011 6/30/2011 9/30/2011 12/31/2011 3/31/2012 Last Qtr.
Loan Loss Reserve* 149,119 $   169,988 $   175,320 $   193,761 $   177,192 $   (16,569) $
LLR / Total Loans 2.44% 2.36% 2.43% 2.62% 2.37%
Net Charge-Offs (764) $        1,718 $       1,880 $       5,350 $      1,695 $      (3,656) $
Net COs/Avg Loans -0.05% 0.11% 0.10% 0.29% 0.09%
LLR Coverage Of NPAs 16% 18% 18% 22% 22%
*
Does not include loan discounts associated with acquisitions.

Asset Quality
Loan Mix And 30 Days+ Past Due

1Q11 2Q11 3Q11 4Q11 1Q12 1Q12*
3/31/11 6/30/11 9/30/11 12/31/11 3/31/12 3/31/12
% of Outstandings Commercial 67.5% 60.6% 61.4% 64.6% 64.9% 65.4%
Mortgage 10.8% 8.9% 8.3% 7.7% 7.3% 4.2%
Consumer 16.0% 16.2% 16.0% 16.3% 16.5% 16.4%
Indirect 3.7% 3.2% 3.4% 3.3% 3.6% 4.6%
Business Banking 1.4% 10.5% 10.3% 7.5% 7.1% 8.6%
Credit Cards 0.6% 0.6% 0.6% 0.6% 0.6% 0.8%
Total Loans 100.0% 100.0% 100.0% 100.0% 100.0% 100.0%
Past Due 30+ Days* Commercial 14.78% 12.97% 12.80% 11.25% 9.57% 1.09%
Mortgage 15.21% 14.89% 15.84% 16.69% 16.14% 2.27%
Consumer 14.71% 11.33% 10.52% 9.82% 7.91% 1.31%
Indirect 0.74% 0.78% 0.96% 1.08% 0.63% 0.59%
Business Banking 2.82% 4.91% 7.01% 4.87% 5.04% 2.59%
Credit Cards 1.74% 1.56% 1.90% 2.20% 1.45% 1.33%
Total Loans 13.93% 11.58% 11.64% 10.57% 9.09% 1.28%
* Excludes FDIC assisted acquisitions and SOP 03-3 loans acquired from OMNI and Cameron

CCBG
PFBX
BXS
BNCN
FMFC
SCBT
ECBE
CSFL
FBMS
HBHC
FFCH
TRMK
HOMB
RNST
TSH
MSL
SFNC
IBERIABANK
OZRK
HBOS
SBSI
STBZ
0%
1%
2%
3%
4%
5%
6%
7%
8%
9%
10%

Asset Quality
Classified Assets
•
“Classified Assets” Are
Loans That Exhibit
Stress And Warrant
Close Watching
•
Classified Assets were
$206 million at
December 31, 2011 and
$194 million at March
31, 2012
•
Our Classified Assets As
A Percentage Of Total
Assets Are Very Low,
Particularly  Compared
To Our Local Peers

Classified Assets -to-Total Assets
At December 31 ,2011
Source: SNL, Company Filings for  2011
IBKC Data as of December 31, 2011 -Excludes covered
loans related to FDIC-Assisted Acquisitions

Asset Quality
Loan Loss Reserve
•
Legacy IBERIABANK Credits Performing Very Well
•
Classified Assets And NPAs Remain Favorable
•
$2.9 Million Loan Loss Provision In 1Q12 (4Q11 = $4.3
Million)
$1.3 Million In
Net Charge-Offs
In 1Q12
Excluding FDIC
Covered and
SOP 03-3 Loans
(0.09% Of
Average Loans)

1Q11 2Q11 3Q11 4Q11 1Q12
Net Charge-Offs - legacy (655) $     1,895 $   1,711 $   4,622 $   1,339 $
Loan Growth 2,043 4,737 615 5,684 2,139
Change In Asset Quality 2,313 719 3,976 (7,686) (2,474)
Loan Loss Provision - legacy 3,701 $   7,351 $   6,302 $   2,620 $   1,004 $
Loan Loss Provision - OMNI/Cameron
- - - -
1,106
Loan Loss Provision - FDIC Acqs. 1,770 2,639 (175) 1,659 747
Total Loan Loss Provision 5,471 $   9,990 $   6,127 $   4,279 $   2,858 $
Net Charge-Offs/Avg. Loans -0.05% 0.11% 0.10% 0.29% 0.09%
Loan Loss Reserve/Loans 2.44% 2.38% 2.45% 2.62% 2.37%

IBERIABANK Corporation

OZRK
STBZ
PFBX
PFBX
HOMB
FBMS
BNCN
ECBE
RNST
SCBT
HBHC
SBSI
BXS
CCBG
HBOS
TSH
TRMK
SFNC
CSFL
MSL
FMFC
FFCH
IBKC
5%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%

PFBX
PFBX
CCBG
FMFC
RNST
BNCN
BXS
ECBE
HOMB
SCBT
CSFL
FBMS
TRMK
HBOS
TSH
SFNC
FFCH
HBHC
MSL
OZRK
IBKC
0.83%
SBSI
STBZ
0.00%
2.00%
4.00%
6.00%
8.00%
10.00%

•
The Lowest Level Of
C&D Loan Exposure
Compared To Peers
•
One Of The Lowest
Levels Of NPAs
Compared To Peers
Asset Quality
C&D Loans And NPAs
Compared To Peers
Source: SNL, using most recent quarterly information
NPA/Adjusted Total Assets excludes FDIC covered assets
IBKC data also excludes acquired assets marked to fair value
C&D Loans /
Total Loans
NPAs /
Adjusted
Total Assets

Non-Builder Portfolio CRE

10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
Outstanding Balance
Average = $641,589
1
101
201
301
401
501
601
701
801
901
1001
1101
1201
1301
1401
1501
1601
1701
1801
1901
2001
2101
2201
2301
2401
2501
2601
2701
2801
2901
3001
3101
3201
3301
3401
3501
3601
CRE Loans Outstanding At March 31, 2012

Asset Quality Commercial Real Estate Loan Portfolio Excludes covered loans related to FDIC-Assisted Acquisitions 29

Asset Quality
Commercial Real Estate Loan Portfolio
Note: Includes commercial construction and land development loans
Excludes covered loans related to FDIC-Assisted Acquisitions

Mar 2011 Jun 2011 Sep 2011 Dec 2011 March 2012
Non-Owner Occupied
Current 916.1 $        1,215.2 $     1,193.0 $     1,223.8 $     1,263.9 $
Past Due 6.8 10.8 16.2 7.3 2.6
Nonaccrual 31.9 50.7 57.1 45.2 44.6
Total 954.8 $        1,276.7 $     1,266.4 $     1,276.3 $     1,311.1 $
% Nonaccrual 3.34% 3.97% 4.51% 3.54% 3.40%
Owner Occupied
Current 691.2 $        982.7 $        1,009.0 $     1,056.8 $     1,058.3 $
Past Due 0.8 1.2 0.5 3.5 3.0
Nonaccrual 5.9 7.5 7.3 8.6 9.2
Total 697.9 $        991.4 $        1,016.7 $     1,068.9 $     1,070.5 $
% Nonaccrual 0.84% 0.75% 0.72% 0.81% 0.86%
Total CRE 1,652.7 $     2,268.1 $     2,283.1 $     2,345.2 $     2,381.6 $
% Nonaccrual 2.29% 2.56% 2.82% 2.30% 2.26%
Non-Owner Occup/Risk Based Cap.
100% 120% 100% 101% 102%

IBERIABANK Corporation
RE-Non-Owner..
RE-Owner Occupied
Medical
Hospitality
Other
Retail
Wholesalers
Construction
Manufacturing
Heavy/Civil..
Religious
Households
Education
Communications
Energy
Financial/Insurance
Transport
Agriculture
Governmental
Storage
35%
11%
11%
9%
5%
5%
4%
4%
4%
3%
3%
2%
1%
1%
1%
1%
1%
1%
0%
0%
Industry Classification (By NACIS Code Groups)
0%
10%
20%
30%
40%
% Of Commercial Loan Portfolio At March 31, 2012

Asset Quality Commercial Loan Composition Note: At March 31 ,2012; Includes commercial construction and land development loans – excludes Covered Assets 31

Consumer Loan Portfolio 32

Consumer Loan Portfolio
By Product – Score Distribution
Note: Excludes Credit Cards
Excludes Covered Loans from FDIC Acquisitions

Score
Intervals HELOC
Home
Equity
Loans
Unsecured
Lines Unsecured
Other
Secured
Indirect
Auto
800 + 12% 12% 6% 8% 11% 11%
750 - 799 41% 38% 30% 30% 27% 27%
700 - 749 24% 23% 24% 25% 22% 23%
650 - 699 14% 14% 19% 19% 19% 20%
600 - 649 4% 5% 9% 7% 8% 9%
550 - 599 2% 4% 5% 4% 5% 5%
500 - 549 1% 2% 4% 3% 3% 3%
450 - 499 0% 1% 1% 1% 1% 1%
400 - 449 0% 0% 0% 0% 0% 0%
Other 1% 1% 2% 2% 3% 2%
Total 100% 100% 100% 100% 100% 100%
Avg. Score 745        723          730              709              702           715
Consumer Portfolio - Score Distribution By Product

Consumer
Loan Portfolio
Past Dues
By Product
•
Generally Good
And Stable Asset
Quality Across
Consumer
Products
Excludes FDIC Loss Share Covered Assets

3/31/11 6/30/11 9/30/11 12/31/11 3/31/12
Home Equity Lines of Credit
30 to 59 Days Past Due 0.21% 0.13% 0.17% 0.36% 0.23%
60 to 89 Days Past Due 0.01% 0.04% 0.08% 0.08% 0.01%
Over 90 Days Past Due 0.00% 0.00% 0.00% 0.00% 0.00%
Total 30+ Days Past Due 0.22% 0.17% 0.25% 0.44% 0.24%
Net Charge-Offs 0.90% 0.02% 0.38% 0.03% -0.06%
Home Equity Term Loans
30 to 59 Days Past Due 0.29% 0.50% 0.59% 0.89% 0.50%
60 to 89 Days Past Due 0.01% 0.13% 0.21% 0.12% 0.09%
Over 90 Days Past Due 0.00% 0.00% 0.01% 0.10% 0.10%
Total 30+ Days Past Due 0.31% 0.63% 0.81% 1.11% 0.68%
Net Charge-Offs 0.82% 0.26% 0.07% 0.02% 0.19%
Indirect Loans
30 to 59 Days Past Due 0.33% 0.37% 0.44% 0.54% 0.20%
60 to 89 Days Past Due 0.02% 0.09% 0.11% 0.06% 0.07%
Over 90 Days Past Due 0.00% 0.00% 0.00% 0.00% 0.00%
Non Accrual 0.39% 0.32% 0.41% 0.48% 0.36%
Total 30+ Days Past Due 0.74% 0.78% 0.96% 1.08% 0.63%
Net Charge-Offs 0.24% 0.09% 0.20% 0.38% 0.08%
Credit Card Loans
30 to 59 Days Past Due 0.26% 0.28% 0.37% 0.98% 0.27%
60 to 89 Days Past Due 0.32% 0.13% 0.25% 0.22% 0.17%
Over 90 Days Past Due 0.00% 0.00% 0.00% 0.00% 0.00%
Non Accrual 1.02% 0.97% 1.11% 0.84% 0.89%
Total 30+ Days Past Due 1.60% 1.39% 1.73% 2.05% 1.33%
Net Charge-Offs 1.76% 1.95% 1.67% 2.58% 1.81%
Other Consumer Loans
30 to 59 Days Past Due 0.26% 0.30% 0.28% 0.55% 0.36%
60 to 89 Days Past Due 0.09% 0.30% 0.05% 0.56% 0.05%
Over 90 Days Past Due 0.00% 0.00% 0.00% 0.13% 0.00%
Total 30+ Days Past Due 0.35% 0.60% 0.33% 1.24% 0.42%
Net Charge-Offs 0.74% 0.73% 0.56% 0.77% 0.62%
Total Consumer Loans
Total 30+ Days Past Due 0.31% 0.47% 0.56% 0.85% 0.44%
Net Charge-Offs 0.71% 0.28% 0.29% 0.27% 0.20%
Consumer Loan Portfolio - Quarterly Credit Statistics
Loans Past Due As A % of Product Loans

Originations - Product Total %
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% Of Quarterly Production
Home Equity 2nd
Home Equity 1st
HELOC 2nd
HELOC 1st
1Q07
3Q07
1Q08
3Q08
1Q09
3Q09
1Q10
3Q10
1Q11
3Q11
1Q12
Quarter

Consumer Loan Portfolio By Product – Origination Mix 35

Loan-to-Values At Time Of Origination
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Production % Loan-to-Value
HELOC 1st
HELOC 2nd
Home Equity 1st
Home Equity 2nd
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
Quarter

Consumer Loan Portfolio By Product – Loan-To-Values 36

% Loans Past Due 30 Days Or More
2.20%
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
Jan-00
May-00
Sep-00
Jan-01
May-01
Sep-01
Jan-02
May-02
Sep-02
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Jan-05
May-05
Sep-05
Jan-06
May-06
Sep-06
Jan-07
May-07
Sep-07
Jan-08
May-08
Sep-08
Jan-09
May-09
Sep-09
Jan-10
May-10
Sep-10
Jan-11
May-11
Sep-11
Jan-12
0.27%
Month

Consumer Loan Portfolio Indirect – 30+ Days Past Dues 37

1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
% Annualized Net Chargeoffs
Jan-00
May-00
Sep-00
Jan-01
May-01
Sep-01
Jan-02
May-02
Sep-02
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Jan-05
May-05
Sep-05
Jan-06
May-06
Sep-06
Jan-07
May-07
Sep-07
Jan-08
May-08
Sep-08
Jan-09
May-09
Sep-09
Jan-10
May-10
Sep-10
Jan-11
May-11
Sep-11
Jan-12
Month
0.01%

Consumer Loan Portfolio Indirect – Net Charge-Offs 38

FDIC Loss Share Performance 39

Loss Share Performance Covered
Loan Portfolio Rollforward

Average
Income /
Expense
Average
Yield Average
Income /
Expense
Average
Yield Average
Income /
Expense
Average
Yield Average
Income /
Expense
Average
Yield
Covered Loans 1,489,782 40,454 10.768% 1,421,784 28,201 7.819% 1,350,935 55,518 16.139% 1,293,160 52,019 15.968%
Mortgage Loans 243,303 4,487 7.378% 229,678 5,209 9.072% 218,922 4,799 8.768% 211,640 4,946 9.347%
Indirect Automobile - - 0.000% - - 0.000% - - 0.000% - - 0.000%
Credit Card 1,026 17 6.721% 972 16 6.693% 957 15 6.246% 901 14 6.199%
Consumer 189,022 (234) -0.497% 172,391 3,780 8.698% 162,815 3,701 9.019% 155,406 3,895 10.080%
Line Of Credit-Consumer Loans 81,575 2,967 14.588% 80,650 2,372 11.669% 79,220 2,502 12.528% 75,164 2,927 15.663%
Commercial & Business Banking 975,301 33,217 13.477% 938,554 16,824 7.018% 889,481 44,502 19.581% 850,519 40,238 18.719%
Loans in Process (445) - 0.000% (460) - 0.000% (461) - 0.000% (469) - 0.000%
Overdrafts 0 - 0.000% 0 - 0.000% 0 - 0.000% 0 - 0.000%
FDIC Loss Share Receivable 666,159 (18,315) -10.877% 626,551 (2,602) -1.625% 592,985 (29,255) -19.305% 573,776 (27,927) -19.255%
Net Covered Loan Portfolio 2,155,941 22,139 4.080% 2,048,335 25,599 4.930% 1,943,920 26,263 5.327% 1,866,937 24,092 5.142%
Average
Income /
Expense
Average
Yield Average
Income /
Expense
Average
Yield Average
Income /
Expense
Average
Yield
419,756 4,500 4.252% 401,069 4,317 4.309%
Sterling Bank 188,032 2,293 4.838% 178,257 2,290 5.043% 169,542 2,963 6.841% 158,148 2,294 5.763%
4Q2011
4Q2011
3Q2011 1Q2012
2Q2011 3Q2011 1Q2012
2Q2011
Average
Income /
Expense
Average
Yield
Covered Loans 1,489,782 40,454 10.768% 1,421,784 28,201 7.819% 1,350,935 55,518 16.139% 1,293,160 52,019 15.968%
CapitalSouth Bank 240,511 5,196 8.536% 227,549 (1,827) -3.080% 209,043 14,372 26.967% 198,491 6,203 12.416%
Orion Bank 794,202 29,013 14.479% 759,860 24,875 12.861% 734,021 29,565 15.817% 710,111 34,820 19.448%
Century Bank 323,681 4,105 5.072% 303,773 3,024 3.979% 281,888 5,261 7.387% 264,864 6,697 10.080%
Sterling Bank 131,388 2,140 6.464% 130,602 2,130 6.405% 125,983 6,319 19.631% 119,694 4,299 14.239%
FDIC Loss Share Receivable 666,159 (18,315) -10.877% 626,551 (2,602) -1.625% 592,985 (29,255) -19.305% 573,776 (27,927) -19.255%
CapitalSouth Bank 58,676 (4,456) -30.041% 57,146 5,754 39.402% 56,241 (8,707) -60.581% 49,433 (1,917) -15.338%
Orion Bank 392,880 (13,256) -13.348% 375,943 (11,021) -11.472% 355,317 (16,430) -18.095% 349,685 (21,626) -24.466%
Century Bank 157,959 (756) -1.894% 145,807 2,505 6.723% 137,868 (761) -2.160% 136,205 (2,380) -6.913%
Sterling Bank 56,644 152 1.065% 47,655 159 1.310% 43,559 (3,357) -30.153% 38,453 (2,004) -20.621%
Net Covered Loan Portfolio 2,155,941 22,139 4.080% 2,048,335 25,599 4.930% 1,943,920 26,263 5.327% 1,866,937 24,092 5.142%
CapitalSouth Bank 299,187 740 0.954% 284,696 3,927 5.448% 265,284 5,665 8.406% 247,924 4,286 6.882%
Orion Bank 1,187,083 15,757 5.269% 1,135,803 13,853 4.807% 1,089,338 13,135 4.756% 1,059,796 13,194 4.952%
Century Bank 481,639 3,349 2.787% 449,580 5,529 4.869%

IBERIABANK Corporation

FLORIDA GULF BANK

The Power of Personal Service

Acquisition of Florida Gulf Bancorp, Inc. 41

IBERIABANK Corporation

Lochmoor
Waterway
Estates
Tice
Cape Coral
Matlacha
Caloosahatchee
Colonial Blvd
Page Park
Whiskey Creek
Fort Myers
Villas
Villas
Iona
Harlem
Heights
Punta Rassa
San Carlos Bay
San Carlos Park
Fort Myers Beach
Sanibel
Coconut
Council
Black
Island
• IBERIABANK branches
■ Florida Gulf branches

Florida Gulf Bancorp Acquisition
Florida Gulf Bancorp Acquisition
Source: SNL Financial Deposit Data as of June 2011

•
Announced March 19, 2012
•
Adds 8 branches in Fort Myers-Cape
Coral, Florida MSA
•
Attractive, established client base
complements our existing client base
•
Total Loans:  $262 million
•
Total Assets:  $350 million
•
Total Deposits:  $279 million
•
Total Equity:  $24 million common stock
plus $4 million preferred stock
•
Total deal value of $35 million for
common stock, $4 million for preferred
stock outstanding, plus up to additional
$4 million based on performance of
certain acquired loans over 3-year period
•
Includes $28 million, pre-tax credit mark
(11% of loans)
•
Price / Tangible Book: 1.41x
•
Adjusted Core Deposit Premium:  4.9%
•
Accretive to EPS
•
Slightly dilutive to TVBS
•
IRR in excess of cost of capital

Financial Assumptions & Impact
Financial Assumptions & Impact
Credit Mark: $28 million, pre-tax; 11% of total Florida Gulf loans
Including prior NCOs, represents cumulative loss of 11% of
Florida Gulf’s legacy portfolio
Other Marks: Estimated to be immaterial in aggregate
No Core Deposit Intangible
Cost Savings: Cost savings of approximately $3 million, pre-tax annually
Represents approximately 30% of Florida Gulf’s 2011
operating non-interest expenses
Fully achieved by the first quarter of 2013
Revenue synergies identified, but not included in estimates
Merger Related Costs: Approximately $6 million, pre-tax
Conservative
Financial
Assumptions
Attractive
Financial
Impact
Accretive to EPS, excluding impact of merger-related costs in the first year and after fully phased-in cost savings; approximately 1% accretive when full savings phased in
Slightly dilutive to tangible book value per share (approximately 1%)
Strong pro forma capital ratios:
Tangible Common Equity Ratio 9.34%  (down 17 bps)
Total Risk Based Capital Ratio 15.92%  (down 29 bps)
Internal rate of return in mid-teens; well in excess of our cost of capital

IBERIABANK
Corporation™

FLORIDA
GULF
BANK

FLORIDA
GULF
BANK

FLORIDA
GULF
BANK

Fort Myers-Cape Coral MSA
Fort Myers-Cape Coral MSA
Distribution
Distribution
College Pointe
Deposits: $92 million
First Street
Deposits: $65 million
Daniels Parkway
Deposits: $27 million
Del Prado Blvd
Deposits: $21 million
Winkler Road
Deposits: $30 million
Dani Drive
Deposits: $20 million

Markets 45

Ranking 372 U.S. MSAs
January 2012 Unemployment Rates (Yellow)
Compared to January 2011 (Green) and November 2007 (White)
MSA % Unemployment
16.0 %
14.0
12.0
10.0
8.0
8.2%
6.0
4.0
2.0
-
U.S. Avg = 8.8%
#283 Tampa, FL 9.9%
#279 Punta Gorda, FL 9.8%
#279 Cape Coral, FL 9.8%
#275 Bradenton, FL 9.7%
#255 Memphis, TN 9.4%
#255 Mobile, AL 9.4%
#243 Miami, FL 9.3%
#230 Jacksonville, FL 9.1%
#194 Naples, FL 8.6%
#172 Montgomery, AL 8.3%
#168 Monroe, LA 8.2%
#158 Jonesboro, AR 8.0%
#119 Alexandria, LA 7.6%
#119 Baton Rouge, LA 7.6%
#119 Houston, TX 7.6%
#114 Birmingham, AL 7.5%
#106 New Orleans, LA 7.4%
#94 Huntsville, AL 7.2%
#89 Shreveport, LA 7.1%
#89 Little Rock, AR 7.1%
#89 Lake Charles, LA 7.1%
#45 NW AR 5.5%
#23 Lafayette, LA 5.5%
#19 Houma, LA 5.3%
Jan-2012
Jan-2011
Nov-2007
1 11 21 31 41 51 61 71 81 91 101 111 121 131 141 151 161 171 181 191 201 211 221 231 241 251 261 271 281 291 301 311 321 331 341 351 361 371
IBERIABANK Corporation

Markets – Local Economies
Unemployment – vs. U.S. MSAs
Source: U.S. Department of Labor, Bureau of Labor Statistics
•
Consistently Low
Rates Of
Unemploy-ment
In Our Legacy
MSAs
•
Many Of Our
Legacy Markets
Not Dependent
On Housing For
Growth
•
Assets In FDIC-
Assisted
Acquisition
Markets Are
Protected Under
Loss-Share
Agreements

Markets – Local Economies
Freddie Mac – Regional Prices
Source: Freddie Mac, FMHPI data series for 4Q2011

Last 5-Year
Housing
Price Last 12 4Q11 vs.
Region States Included Change Months 3Q11
West North Central IA, KS, MN, MO, ND, NE, SD -4.3% 1.7% 1.9%
West South Central LA, AR, TX, OK -3.9% -0.3% -2.5%
East South Central TN, AL, MS, KY -11.2% -0.8% -3.9%
East North Central IL, IN, MI, OH, WI -19.9% -1.5% -3.1%
New England CT, MA, ME, NH, RI, VT -15.9% -1.7% -2.4%
Pacific CA, OR, WA, HI, AK -22.8% -1.9% 3.4%
South Atlantic NC, SC, FL, GA, VA, MD, WV, DC, DE -18.8% -2.1% -4.5%
Mountain AZ, CO, ID, MT, NM, NV, UT, WY -27.0% -3.1% -5.4%
Middle Atlantic NY, NJ, PA -14.5% -4.2% -9.4%
US Average -25.1% -3.0% -4.9%

#23 Fort Myers 4.7%
#25 Little Rock 4.5%
#44 Houston 2.6%
#48 Jacksonville 2.4%
#58 Bradenton-Sarasota 2.1%
#68 Monroe 1.5%
#74 Jonesboro 1.3%
#75 Lake Charles 1.3%
#137 New Orleans -1.0%
#149 Shreveport -1.5%
#153 Tampa -1.6%
#167 Baton Rouge -1.9%
#169 Houma -1.9.%
-2.3%
Average of MSAs
#198 NW Arkansas -2.5%
#208 Lafayette -3.1%
#212 Huntsville -3.1%
#224 Alexandria -3.5%
#260 Memphis -4.7%
#319 Birmingham -7.1%
#342 Montgomery -8.5%
#356 Naples-Marco Island -12.1%
#359 Mobile -12.6%
4Q11
3Q11
2Q11
1Q11

Markets – Local Economies Housing Price Change Vs. U.S. MSAs Source: Freddie Mac, FMHPI data series for 4Q2011 48

Louisiana MSAs
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
11%
7%
5%
-8%
19%
15%
12%
11%
0%
-3%
Alexandria, LA
Baton Rouge, LA
Houma-Bayou Cane-Thibodaux, LA
Lafayette, LA
Lake Charles, LA
Monroe, LA
New Orleans-Metairie-Kenner, LA
Shreveport-Bossier City, LA
Actual
Forecast
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

Markets – Local Economies Housing Price Trends – IBKC Markets 49 Source: Local Market Monitor 4Q2011

iBERIABANK Corporation
Arkansas MSAs
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
4%
2%
3%
-17%
-13%
Fayetteville-Springdale-Rogers, AR-MO
Little Rock-North Little Rock-Conway, AR
Jonesboro, AR
Actual
Forecast
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008
3Q 2008
4Q 2008
1Q 2009
2Q 2009
3Q 2009
4Q 2009
1Q 2010
2Q 2010
3Q 2010
4Q 2010
1Q 2011
2Q 2011
3Q 2011
4Q 2011
1Q 2012
2Q 2012
3Q 2012
4Q 2012
1Q 2013
2Q 2013
3Q 2013
4Q 2013
1Q 2014
2Q 2014
3Q 2014
4Q 2014

Markets – Local Economies Housing Price Trends – IBKC Markets 50 Source: Local Market Monitor 4Q2011

Florida MSAs
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Cape Coral-Fort Myers, FL
Jacksonville, FL
Miami-Miami Beach-Kendall, FL (MSAD)
Naples-Marco Island, FL
North Port-Bradenton-Sarasota-Venice, FL
-34%
-44%
-47%
-51%
-39%
-46%
-48%
Actual
Forecast

Markets – Local Economies Housing Price Trends – IBKC Markets 51 Source: Local Market Monitor 4Q2011

IBERIABANK Corporation
Other MSAs
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
7%
4%
-5%
-8%
-11%
-17%
16%
-1%
-8%
-13%
-14%
Birmingham-Hoover, AL
Houston-Sugar Land-Baytown, TX
Huntsville, AL
Memphis, TN-MS-AR
Mobile, AL
Montgomery, AL
Fayetteville-Springdale-Rogers, AR-MO
Little Rock-North Little Rock-Conway, AR
Actual
Forecast
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

Markets – Local Economies Housing Price Trends – IBKC Markets 52 Source: Local Market Monitor 4Q2011

IBERIABANK Corporation

% Probability Of Housing Price Decline Over Next 2 Years
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Shreveport, LA 17.6%
Jonesboro, AR 17.7%
Lafayette, LA 18.1%
Little Rock, AR 23.7%
NW Arkansas, 25.0%
Monroe, LA 31.3%
Houston, TX 32.7%
Birmingham, AL 33.3%
Huntsville, AL 36.5%
Montgomery, AL 36.8%
Mobile, AL 39.4%
Baton Rouge, LA 40.9%
New Orleans, LA 45.9%
Memphis, TN 46.0%
Lake Charles, LA 47.8%
W. Palm Beach, FL 90.0%
Jacksonville, FL 92.6%
Tampa, FL 93.2%
Bradenton, FL 93.5%
Cape Coral, FL 96.0%
Naples, FL 96.8%
2Q11
1Q11
4Q10
2Q10
1 13 25 37 49 61 73 85 97 109 121 133 145 157 169 181 193 205 217 229 241 253 265 277 289 301 313 325 337 349 361 373

- **Local Housing Prices Did Not Escalate Rapidly, So Little House Price "Snap-Back"**
- **According To PMI, Our Legacy Markets Have Some Of The Lowest Probabilities To Exhibit Housing Price Declines Over Next 2 Years**

Markets – Local Economies House Price Decline Probability Source: PMI Economic Real Estate Trends as of 2Q11 53

Source: SNL Financial

MSA
IBKC
Market
Rank
IBKC
Offices
IBKC
Deposits
IBKC Dep
Mkt. Share
(%)
Percent of
IBKC
Franchise
Market
Population
Population
Change
2000-10
(%)
Projected
Population
Change
2010-15
(%)
Median
HH
Income
2010
($)
HH
Income
Change
2000-10
(%)
Projected
HH Income
Change
2010-15
(%)
FLORIDA
North Port-Bradenton-Sarasota, FL 6 13 706,045 4.30 7.63 712,761 20.82 4.06 51,943 27.68 10.66
Naples-Marco Island, FL 5 7 623,371 6.25 6.74 332,156 32.13 5.99 62,368 28.82 11.33
Miami-Fort Lauderdale-Pompano Beach, FL 34 11 526,968 0.33 5.70 5,513,060 10.09 1.37 51,835 28.66 13.46
Key West, FL 5 5 185,312 8.21 2.00 73,868 (7.19) (4.68) 53,763 25.83 10.94
Cape Coral-Fort Myers, FL 18 4 158,839 1.39 1.72 628,829 42.63 8.17 51,699 28.21 10.86
Jacksonville, FL 30 3 53,557 0.11 0.58 1,389,042 23.72 7.08 54,392 27.54 11.94
LOUISIANA
New Orleans-Metairie-Kenner, LA 5 24 1,404,895 4.82 15.18 1,187,772 (9.78) 8.77 42,621 20.67 6.36
Lafayette, LA 1 13 1,280,381 23.15 13.84 263,368 10.16 4.27 40,904 15.26 8.20
New Iberia, LA 1 4 786,474 45.05 8.50 75,402 2.92 0.17 35,185 13.27 7.36
Lake Charles, LA 3 17 508,287 15.17 5.49 194,964 0.72 (0.15) 40,423 14.49 9.42
Baton Rouge, LA 5 5 430,652 2.72 4.65 789,682 11.86 4.80 42,872 14.54 7.08
Monroe, LA 3 6 316,612 11.31 3.42 174,353 2.53 1.13 35,606 12.22 10.11
Shreveport-Bossier City, LA 7 2 189,816 2.85 2.05 394,961 5.05 1.61 37,988 14.48 8.83
Ruston, LA 4 2 89,832 7.88 0.97 57,874 (0.06) (0.30) 30,621 11.16 4.98
Crowley, LA 6 2 52,234 6.52 0.56 60,988 3.61 0.49 29,921 12.20 4.42
Abbeville, LA 9 2 46,760 5.12 0.51 56,867 5.69 1.46 31,930 8.45 6.64
Bastrop, LA 6 2 17,509 6.49 0.19 28,799 (7.16) (3.98) 27,955 11.26 5.29
Houma-Bayou Cane-Thibodaux, LA 14 1 13,291 0.31 0.14 204,128 4.96 0.46 39,560 12.74 9.36
ARKANSAS
Little Rock-North Little Rock-Conway, AR 9 11 389,999 2.87 4.22 694,164 13.70 5.87 51,146 31.38 13.27
Jonesboro, AR 3 6 213,547 8.31 2.31 119,895 11.26 6.02 39,890 28.23 16.63
Fayetteville-Springdale-Rogers, AR-MO 17 8 118,343 1.44 1.28 461,723 33.04 10.17 48,929 35.01 9.83
Paragould, AR 9 2 7,324 0.98 0.08 41,398 10.89 4.05 39,063 26.62 15.16
TENNESSEE
Memphis, TN-MS-AR 25 2 155,202 0.68 1.68 1,325,833 10.01 4.28 51,618 30.32 11.85
TEXAS
Houston-Sugar Land-Baytown, TX 54 4 185,288 0.13 2.00 6,017,013 27.60 10.46 58,086 30.07 14.35
ALABAMA
Birmingham-Hoover, AL 13 4 245,181 0.84 2.65 1,133,874 7.76 3.39 45,636 20.09 6.12
Montgomery, AL 12 2 104,538 1.45 1.13 372,902 7.61 3.06 44,338 19.12 8.45
Mobile, AL 9 2 99,878 1.65 1.08 410,234 2.60 1.01 39,492 17.15 9.17
Huntsville, AL 19 2 41,820 0.63 0.45 407,958 19.15 9.36 51,241 18.68 7.69
Daphne-Fairhope-Foley, AL 18 1 14,260 0.44 0.15 186,407 32.75 11.05 46,476 15.47 3.91
Aggregate: National 169 9,603,738 96.86 23,310,275 9.60 4.06 45,656 21.40 9.47
Markets-Local Economies
IBKC Market Demographics

IBERIABANK Corporation
Natural Gas
Natural Gas (Left Scale)
Crude Oil (Right Scale)
Crude Oil
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
Natural Gas (Henry Hub, $mcf)
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
Crude Oil (WTI, $ Per Barrel)
$104.63
$1.88
Natural Gas Average = $4.01
Crude Oil Average = $41.87
Jan-91
Sep-91
May-92
Dec-92
Aug-93
Mar-94
Nov-94
Jun-95
Feb-96
Oct-96
May-97
Jan-98
Aug-98
Apr-99
Dec-99
Jul-00
Mar-01
Oct-01
Jun-02
Jan-03
Sep-03
May-04
Dec-04
Aug-05
Mar-06
Nov-06
Jul-07
Feb-08
Oct-08
May-09
Jan-10
Sep-10
Apr-11
Dec-11

Markets – Local Economies Oil & Gas Impact Source: Bloomberg 55

Summary Of IBKC
•
Industry Operating Environment--Challenging
•
Housing
•
Credit Risk
•
Interest Rate Risk
•
Operations Risk
•
We Tend To Move “Ahead Of The Curve”
•
Focus On Long-Term Investments & Payback
•
Organic And External Growth
•
Expense Controls And Revenue Growth
•
EPS/Stock Price Linkage - Shareholder Focus
•
Favorable Risk/Return Compared To Peers